CANADIAN NATURAL RESOURCES LIMITED
NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, MAY 4, 2023
NOTICE IS HEREBY GIVEN that the Annual Meeting (the ‘‘Meeting’’) of the Shareholders of Canadian Natural Resources Limited (the ‘‘Corporation’’) will be held at the Telus Convention Centre, 120 - 9th Avenue S.E. in the City of Calgary, in the Province of Alberta, Canada, on Thursday, May 4, 2023, at 1:00 p.m. (MDT) for the following purposes:
1.To receive the Annual Report of the Corporation to the Shareholders, the Consolidated Financial Statements, and the report of the Auditors, for the fiscal year ended December 31, 2022;
2.To elect Directors for the ensuing year;
3.To appoint Auditors for the ensuing year and to authorize the Audit Committee of the Corporation’s Board of Directors to fix their remuneration;
4.To consider, and if deemed appropriate, to pass an ordinary resolution, on an advisory basis, on the Corporation’s approach to executive compensation as described in the Information Circular accompanying this Notice of Meeting; and
5.To transact such other business as may properly be brought before the Meeting or any adjournments thereof.
We are mindful of the lingering public health impact of the coronavirus (known as COVID-19) and the effects the COVID-19 pandemic have created on our Shareholders, employees, industry partners and other stakeholders, including the communities in which we operate. However, we recognize the unique opportunities that an in-person meeting provides for shareholder engagement. As a result, the Corporation will hold the Meeting in person at the time and place designated herein. All current COVID-19 regulations and guidelines at the time of the Meeting, if any, will be in effect on site. Registered Shareholders and duly appointed proxyholders (as defined in the Information Circular) can attend and participate in the Meeting.
ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 15, 2023 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF THEIR COMMON SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE COMMON SHARES PRODUCES A PROPERLY ENDORSED SHARE CERTIFICATE OR OTHERWISE ESTABLISHES THAT THEY OWN SUCH COMMON SHARES AND DEMANDS NOT LATER THAN 5 DAYS BEFORE THE MEETING THAT THEIR NAME BE INCLUDED ON THE SHAREHOLDERS’ LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT ATTEND THE MEETING IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED.
IN ORDER FOR YOUR PROXY FORM TO BE EFFECTIVE, IT MUST BE DULY COMPLETED AND MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 8TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AT LEAST 48 HOURS BEFORE THE MEETING, WHICH WILL BE HELD ON THURSDAY, MAY 4, 2023 AT 1:00 P.M. (MDT) OR 48 HOURS (EXCLUDING NON-BUSINESS DAYS) PRIOR TO THE TIME FIXED FOR THE HOLDING OF ANY POSTPONEMENT OR ADJOURNMENT OF THE MEETING.

The Information Circular of the Corporation accompanying this Notice contains important instructions and details on how to participate at the Meeting and vote your common shares by proxy or online during the Meeting. The specific details of the matters proposed to be put before the Meeting are also set forth in the Information Circular.
Copies of the Annual Report of the Corporation and Consolidated Financial Statements referred to herein are being sent under separate cover if you are a registered holder, or if, as a beneficial Shareholder, you returned the financial statement request card sent with the 2022 proxy solicitation material.
DATED at Calgary, Alberta, this 15th day of March 2023.
BY ORDER OF THE BOARD OF DIRECTORS
PAUL M. MENDES
Vice-President, Legal, General Counsel
and Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED

PROXY STATEMENT AND MANAGEMENT INFORMATION CIRCULAR for Annual Meeting of Shareholders to be held May 4, 2023

Proxy Statement and Management Information Circular
Unless otherwise indicated, all dollar figures stated in this Circular represent Canadian dollars. On December 31, 2022, the reported WM/Refinitiv noon benchmark exchange rate for one Canadian dollar was in U.S. dollars and Pounds Sterling U.S. $0.73891 and £0.61183, respectively. On December 31, 2022, the reported WM/Refinitiv noon benchmark exchange rate for one U.S. dollar was Canadian $1.35335 and for one pound sterling was Canadian $1.63444.

1	Canadian Natural 2023 Management Information Circular

I. Information on Items to be Acted Upon
Solicitation of Proxies
This Information Circular (the “Circular”) is furnished in connection with THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED (the “Corporation” or “Canadian Natural”) for use at the 2023 Annual Meeting of the Shareholders of the Corporation.
The solicitation of proxies will be primarily by mail, but may also be by telephone, electronic communication or oral communications by the directors, officers and regular employees of the Corporation, at no additional compensation. The costs of preparation and mailing of the Notice of Meeting, Instrument of Proxy and this Circular as well as any such solicitation referred to above will be paid by the Corporation.
Except as otherwise stated, the information contained herein is given as of March 15, 2023.
Information Concerning Voting
WHEN AND WHERE THE MEETING WILL BE HELD
The 2023 Annual Meeting of the Shareholders of the Corporation will be held at the Telus Convention Centre, 120 - 9th Avenue S.E. in the City of Calgary, in the Province of Alberta, Canada, on Thursday, May 4, 2023 at 1:00 p.m. (MDT) (the “Meeting”) and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Meeting.
QUORUM FOR THE MEETING
Holders of five percent (5%) of the outstanding common shares of the Corporation (the “Common Shares”) entitled to vote, present at the Meeting or by proxy, will constitute a quorum for the Meeting.
WHO CAN VOTE AT THE MEETING
Anyone who holds Common Shares as a registered shareholder or a beneficial shareholder on March 15, 2023 (the “Record Date”) is entitled to receive notice of the Meeting and to vote at the Meeting to be held on May 4, 2023 or any adjournment or postponement of the Meeting (see Voting as a Registered Shareholder or Voting as a Beneficial Shareholder below). If you became a shareholder after the Record Date, you may vote if you produce a properly endorsed share certificate or otherwise establish ownership of the Common Shares and, not later than 5 days before the Meeting, you request your name be included on the list of shareholders entitled to vote at the Meeting.
You, as a Shareholder, have the right to designate a person or company (who need not be a Shareholder of the Corporation) other than N. Murray Edwards or Tim S. McKay, the management designees, to attend and act for you at the Meeting. Such right may be exercised by inserting in the blank space provided on the proxy the name of the person or company to be designated and deleting therefrom the names of the management designees or by completing another proper instrument of proxy. If you are a non-registered (beneficial) shareholder and wish to vote your Common Shares yourself at the Meeting, you will need to appoint yourself as proxy by following the instructions below under Voting as a Beneficial Shareholder.
VOTING AS A REGISTERED SHAREHOLDER
A registered shareholder is a shareholder who has (i) a share certificate registered in their name, or (ii) a Direct Registration Statement in their name and confirming their holdings. If you are a registered shareholder, you will have received a Form of Proxy for this Meeting. You will also be able to attend the Meeting and vote in person or appoint someone to vote at the Meeting on your behalf in the manner described herein.
Voting by proxy can be done in one of the following ways: 1) by mailing or personally delivering the completed form of proxy enclosed with this Circular to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at least 48 hours (excluding non-business days) prior to the time fixed for the holding of the Meeting or of any postponement or adjournment of the Meeting for which it is to be used; 2) by telephone by calling the toll free number specified in the Form of Proxy; or, 3) through the internet, in advance of the Meeting, at: www.investorvote.com and following the directions there.

Canadian Natural 2023 Management Information Circular	2

VOTING AS A BENEFICIAL SHAREHOLDER
A non-registered shareholder (a beneficial shareholder) is a shareholder who has their Common Shares held by an intermediary such as a broker, dealer, trustee or financial institution.
If you are a beneficial shareholder and you wish to have your Common Shares voted by proxy at the Meeting, you must provide instructions to the intermediary who is holding your Common Shares on how you want your Common Shares voted at the Meeting. If you have provided instructions to your intermediary to receive information from the Corporation, you will receive from your intermediary a Voting Instruction Form. This form must be completed by you and returned to the intermediary in accordance with the instructions on the Voting Instruction Form. Alternatively, you can provide voting instructions by calling a toll free number or, through the internet, by accessing the website address indicated on the Voting Instruction Form and following the instructions.
If you wish to vote in person at the Meeting, you must appoint yourself as your proxyholder. To appoint yourself as proxyholder, insert your name in the space provided on the Voting Instruction Form provided to you with this Circular and sign and return it to the intermediary in accordance with the instructions provided. Do not otherwise complete the form as you will be voting at the Meeting. Please register at the registration table at the Meeting.
In any case, DO NOT send the Voting Instruction Form to the transfer agent or the Corporation as it is not a legal proxy for voting your Common Shares at the Meeting.
HOW YOUR COMMON SHARES WILL BE VOTED
Your Common Shares will be voted or withheld from voting on any ballot that may be called in accordance with the instructions you have provided on the properly completed proxy. If no voting instructions have been specified by you, the person you have appointed to vote on your behalf has discretion to vote as they see fit. If your proxyholder is one designated by us, and no voting instructions have been specified by you, your Common Shares will be voted: (i) in favour of each of the persons nominated by management for election as directors; (ii) in favour of the appointment of PricewaterhouseCoopers LLP as auditor and the authorization of the Audit Committee of the Board of Directors to fix their remuneration; and (iii) on the advisory vote, in favour of the Corporation’s approach to executive compensation.
The proxy also confers discretionary authority upon the person you have named to vote on your behalf with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, or at any adjournment or postponement thereof. Management of the Corporation does not know of any matters which may be presented at the Meeting, other than the matters set forth in the notice but, if other matters or amendments or variations do properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy according to their best judgment.
CHANGING YOUR VOTE
If you are a registered shareholder and change your mind on how you want your Common Shares voted or you decide to attend the Meeting and vote yourself, you can revoke your proxy by personally attending the Meeting and voting your Common Shares during the designated time or in accordance with the following instructions.
You can also revoke your proxy by (a) providing written notice at the registered office of the Corporation or the office of Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day proceeding the day of the Meeting or to the Chair of the Meeting on the day of the Meeting or any postponement or adjournment of the Meeting; or, (b) depositing another form of proxy before 1:00 p.m. (MDT) on May 2, 2023 or not less than 48 hours (excluding non-business days) prior to the time fixed for the holding of any adjournment or postponement of the Meeting. The written notice revoking your proxy can be signed by you or your attorney, provided they have your written authorization. If the Common Shares are owned by a corporation, the written notice must be from its authorized officer or attorney.
If you are a beneficial shareholder follow the instructions of your intermediary with respect to the procedures to be followed for voting as discussed above under the heading Voting as a Beneficial Shareholder. Any votes that have been cast on your behalf prior to your revoking your proxy will remain and you will be bound by such vote.
YOU MAY RECEIVE MORE THAN ONE SET OF VOTING MATERIALS
You may receive more than one set of voting materials, including multiple copies of this Circular, and multiple proxy or Voting Instruction Forms if you hold your Common Shares in more than one brokerage account. You will receive a separate Voting Instruction Form for each brokerage account in which you hold Common Shares. If you are a registered holder of record and you hold your Common Shares in more than one name or variation of your name, you will receive more than one form of proxy. Please complete, sign and return each form of proxy and Voting Instruction Form you receive, or you may cast your vote by telephone or internet by following the instructions on each form of proxy or Voting Instruction Form.

3	Canadian Natural 2023 Management Information Circular

HOW THE VOTES ARE COUNTED
As a shareholder, you are entitled to one vote for each Common Share you hold as at March 15, 2023 on all matters proposed to come before the Meeting. Computershare Trust Company of Canada counts and tabulates the votes independently of the Corporation. Proxies are referred to the Corporation only when (i) it is clear a shareholder wants to communicate with management; (ii) the validity of the proxy is in question; or (iii) it is required by law.
IF YOU HAVE OTHER QUESTIONS
If you are a Registered Shareholder and have any questions regarding the Meeting or require any assistance in completing the form of proxy, contact the Corporation’s transfer agent, Computershare Trust Company of Canada, 1-800-564-6253 in Canada or the United States or outside of Canada or the United States at 1-514-982-7555.
If you are a Beneficial Shareholder and have any questions regarding the Meeting or require any assistance in completing the Voting Instruction Form received from an intermediary, contact the intermediary from whom you received the Voting Instruction Form or as otherwise provided in the Voting Instruction Form.
Number of Voting Shares Outstanding and Principal Holders Thereof
The record date for determination of holders of Common Shares entitled to notice of and to vote at the Meeting is March 15, 2023, provided that, to the extent a shareholder transfers the ownership of any of their Common Shares after the record date and (i) the transferee of those Common Shares produces a properly endorsed share certificate or otherwise establishes that they own such Common Shares; and (ii) requests, not later than 5 days before the Meeting, that their name be included on the shareholders’ list, then such transferee shall be entitled to vote such Common Shares at the Meeting.
As at March 15, 2023, the Corporation has 1,099,322,610 Common Shares issued and outstanding, each Common Share carrying the right to one vote.
To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to all voting securities of the Corporation other than:

Capital World Investors, 333 South Hope Street, 55th Floor, Los Angeles, CA 90071	151,107,018 Common Shares(1)	13.7%
(1)Information as at December 31, 2022 based on the most recent Schedule 13G filed by Capital World Investors on February 13, 2023.
Business of the Meeting
Shareholders will be addressing four items at the Meeting:
1.Receiving the Annual Report of the Corporation which includes the Consolidated Financial Statements and the report of the Auditors for the fiscal year ended December 31, 2022.
2.Electing the directors of the Corporation to serve until the next Annual Meeting of shareholders.
3.Appointing the Auditors of the Corporation to serve until the next Annual Meeting of shareholders and authorizing the Audit Committee of the Board of Directors to set the Auditors’ remuneration.
4.Conducting an advisory vote on the Corporation’s approach to executive compensation.
Shareholders will also consider other business that may properly be brought before the Meeting.
Receiving the Annual Report
Copies of the Annual Report, including the Consolidated Financial Statements and the report of Auditors for the year ended December 31, 2022, will be sent under separate cover to all registered shareholders and to those beneficial shareholders who requested a copy of the Annual Report. The Annual Report is also available on the Corporation’s website at: www.cnrl.com and under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at: www.sedar.com. As a shareholder, you will have an opportunity at the Meeting to address any questions you may have, to the Corporation’s independent auditors, PricewaterhouseCoopers LLP, regarding their audit.

Canadian Natural 2023 Management Information Circular	4

Election of Directors
The affairs of the Corporation are managed by a Board of Directors (the “Board”) who are elected annually at each Annual Meeting of Shareholders. Directors are elected to hold office until the next Annual Meeting, unless the Director resigns or the position becomes vacant for any reason prior to the next Annual Meeting. The Articles of the Corporation allow for a minimum of 3 and a maximum of 15 directors.
Mr. Steve Laut retired as the Executive Vice-Chairman of the Corporation on May 5, 2020 and, under applicable securities regulations, is eligible to be an independent director three (3) years from the date of his retirement, being May 5, 2023. In accordance with securities regulations applicable to the Corporation, the Board of Directors has determined that, effective May 5, 2023, Mr. Laut will be considered an independent director of the Corporation (See Schedule “A” hereto). In the second half of 2022, Ms. Dawn Farrell accepted the position of President and CEO of Trans Mountain Corporation. It was mutually determined that the position could result in potential conflicts of interest with respect to the business activities of the Corporation. This potential for conflicts of interest necessitated that Ms. Farrell step down from being a director of the Corporation and, as a consequence, the number of female directors on the Board was reduced. Since her resignation, the Nominating, Governance and Risk Committee has undertaken a rigorous process to identify prospective candidates that would bring the skills to the Board that Ms. Farrell had provided, taking into account the experience and diversity of each candidate and their potential contribution to the Board’s governance responsibilities. The Board anticipates concluding this process in 2023. The Board of Directors and management of the Corporation thanked Ms. Farrell for her contributions during her short tenure.
Shareholders will be asked to elect 11 directors at the Meeting of which 9 nominees out of the 11 (82%) are or will be independent. All of the nominees are currently Directors who were elected at the Annual and Special Meeting of Shareholders of the Corporation held on May 5, 2022. Over the past ten years, four independent and two management directors retired from the Board and three independent directors and one management director have joined the Board. As noted, one director resigned from the Board in that period. These changes have substantially renewed the Board as well as adding diversity, including gender diversity, and industry, business and managerial experience.
DIVERSITY POLICY STATEMENT
The Corporation believes in diversity and values the benefits that a diverse workforce can bring to the entire organization. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group bias and ensures that the Corporation has the opportunity to benefit from all available talent and ideas. By creating an atmosphere where all people are welcomed, the Corporation is a place where everyone can grow and contribute to the success of the organization. The Corporation believes promotion of diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual in light of the needs of the organization without focusing on a single diversity characteristic. The Corporation will continue to ensure that it is a representative employer, reflecting all the diversity evident in our society.
The Corporation also believes that it is in its best interests to have a Board whose members are diverse in background and experience and can bring a broad perspective to decision making for the good governance, guidance, direction and leadership of the Corporation. The Board supports diversity in all its forms and in sufficient numbers to bring a wide range of perspectives to its decision making processes. Director nominees are selected for their ability to exercise independent judgment, experience and expertise and their individual diversity of gender, background, experience and skills is always considered. The Board believes that a Board composition where a minimum of 40% of its independent directors are women reflects appropriate gender diversity when the other factors relevant to Board effectiveness are considered and the Board has raised its target accordingly. Of the nine independent Director nominees up for election at the Meeting, three are women (33.3%), which is below the new target and the Board is committed to identifying and recruiting qualified female directors to achieve that new threshold. In addition to gender diversity, the Board continues to consider other aspects of diversity as part of its Board renewal efforts. The Board currently includes one individual that identifies as a member of an ethnic and visible minority. (See page A-8 for further discussion).
The Corporation encourages the advancement of women and minorities within the organization and supports diversity as a means to stimulate creativity and innovation while promoting personal development. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to continuing education and career development opportunities within the Corporation. Appointments by the Board to the executive level are determined on the merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming.

5	Canadian Natural 2023 Management Information Circular

MANDATORY SHARE OWNERSHIP
The Board believes that, in order to achieve better alignment in the interests of the directors and the executive officers of the Corporation and those of shareholders, requiring that the directors and executive officers maintain Common Share ownership is desirable. Details regarding the Corporation’s mandatory share ownership policy can be found on page 23.
Within five (5) years from the date of a director’s appointment to the Board, non-management directors are required to acquire and hold Common Shares and/or Deferred Share Units (“DSUs”) of the Corporation equal to a minimum aggregate value of $675,000, being three times the annual retainer fee paid to directors in 2022. Directors are required to confirm annually, for the Corporation’s Circular, their Common Share and DSU ownership position which is reported in the table below for each director. Each director has also confirmed that such position is their beneficial and legal ownership position and that their position has not been hedged against declines in the value of the Common Shares or otherwise sold.
Management directors are required to hold Common Shares equal to a minimum aggregate market value of four times their annual salary within three (3) years from the date of their appointment as an officer of the Corporation. As the Executive Chair’s annual salary is $1, his mandatory, required holding in 2022 was the same as that of the President at $2,556,000, being four times Mr. T.S. McKay’s annual salary.
MAJORITY VOTING POLICY FOR DIRECTORS
In accordance with the Corporation’s majority voting policy for directors, any nominee in an uncontested election who receives a greater number of Common Shares withheld than Common Shares voted in favour of their appointment must tender their resignation to the Board for consideration and to take effect upon acceptance of the resignation by the Board. The Board would be expected to accept the resignation, absent exceptional circumstances. The majority voting policy does not apply if there are contested director elections. The Corporation shall issue a news release regarding the election of directors and the Board’s decision on any such resignation.
DIRECTOR NOMINEES
The following sets forth, among other information, the name of each of the persons proposed to be nominated for election as a director (the “Nominee”); the Nominee’s principal occupation at present and within the preceding five (5) years; all positions and offices in the Corporation held by the Nominee, if applicable; other public company directorships held by the Nominee, if any; the date the Nominee was first elected, or appointed as a director of the Corporation; the voting results of the Nominee at the previous Annual Meeting of Shareholders, if applicable; the number of the Common Shares and/or DSUs of the Corporation that the Nominee has advised are beneficially owned or controlled or directed, directly or indirectly, by the Nominee as of March 15, 2023 and the value thereof; whether each Nominee meets the mandatory Common Share ownership level; the meeting attendance record of each Nominee, if applicable; whether each Nominee is independent or non-independent; and, in the case of Nominees who are members of management, the number of stock options and performance share units (“PSUs”) held. (See page 27 for details on the PSU program). Refer to page A-5 for additional information on the level of experience and areas of expertise reflected on the Board.

Catherine M. Best, FCPA, ICD.D (age 69) Calgary, Alberta Canada Director since November 2003 Independent	Ms. C.M. Best is a corporate director. Until May 2009, she served as Interim Chief Financial Officer of Alberta Health Services. Prior to that she was Executive Vice‑President, Risk Management and Chief Financial Officer of Calgary Health Region from 2000. Prior to 2000, she was with Ernst & Young, a firm of chartered accountants where she served as a staff member and manager from 1980 to 1991, and was Corporate Audit Partner from 1991 to 2000. She holds a Bachelor of Interior Design degree from the University of Manitoba. Ms. C.M. Best is a Chartered Accountant, was awarded her FCA designation in 2005 and her ICD.D in 2009 and is a member of the Board of The Wawanesa Mutual Insurance Company and the Calgary Stampede Foundation.
Voting Results at 2022 Annual Meeting	For: 95.23% Withheld: 4.77%
Other Public Company Board Memberships	Badger Infrastructure Solutions Ltd.(1) Superior Plus Corporation
Board and Committee Participation – 100%		Holdings – Ms. Best exceeds her Ownership Requirements with holdings having an aggregate value of $3,549,479.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	5 of 5	50,874	Common Shares	$3,549,479	$675,000
Audit (Chair)	5 of 5
Compensation	5 of 5
(1)Ms. C.M. Best is not standing for re-election to the Board of Directors of Badger Infrastructure Solutions Ltd. at its next Annual Meeting of Shareholders on May 4, 2023.

Canadian Natural 2023 Management Information Circular	6

Dr. M. Elizabeth Cannon, O.C. (age 60) Calgary, Alberta Canada Director since November 2019 Independent	Dr. M.E. Cannon is a corporate director. Dr. Cannon is President Emerita at the University of Calgary, having previously served at the University of Calgary as Dean of the Schulich School of Engineering from 2006-2010, as well as President and Vice Chancellor from 2010 to 2018. Dr. Cannon is a fellow of the Royal Society of Canada and the Canadian Academy of Engineering, an associate of the National Academy of Engineering (US) and a corresponding member of the Mexican Academy of Engineering. Dr. Cannon holds a Bachelor of Applied Sciences (Mathematics) from Acadia University as well as Bachelor of Science, a Master of Science and a PhD in Geomatics Engineering, all from the University of Calgary. Dr. Cannon is a professional engineer and a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”). She also holds Honorary Doctorates from 3 universities as well as an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology. Dr. Cannon was a recipient of the Order of Canada in 2019.
Voting Results at 2022 Annual Meeting	For: 99.22% Withheld: 0.78%
Other Public Company Board Memberships	None
Board and Committee Participation – 100%		Holdings – Dr. Cannon exceeds her Ownership Requirements with holdings having an aggregate value of $1,449,123.
Meetings	Attendance	Securities Held		Value	Required Ownership(1)
Board of Directors	5 of 5	12,586	Common Shares	$878,125	$675,000
Nominating, Governance and Risk	3 of 3	8,184	DSUs	$570,998
Health, Safety, Asset Integrity and Environmental	4 of 4
Reserves	3 of 3
(1)Dr. Cannon has 5 years from her appointment to achieve the required ownership threshold for Directors.

N. Murray Edwards, O.C. (age 63) St. Moritz, Switzerland Executive Chair Director since September 1988 Non-independent (Management)	Mr. N.M. Edwards is an investor and corporate director. Prior to December 2015, he was President, Edco Financial Holdings Ltd., a private management and consulting company. He has been a major contributor to the success and growth of the Corporation since becoming a Director and significant shareholder in 1988. Prior thereto, he was a partner of the law firm Burnet, Duckworth and Palmer LLP in Calgary. He holds a Bachelor of Commerce degree (Great Distinction) from the University of Saskatchewan and a Bachelor of Laws degree (Honours) from the University of Toronto and is a recipient of the Order of Canada.
Voting Results at 2022 Annual Meeting	For: 95.26% Withheld: 4.74%
Other Public Company Board Memberships	Ensign Energy Services Inc. Magellan Aerospace Corporation
Board and Committee Participation – 100%		Holdings – Mr. Edwards exceeds his Ownership Requirements with holdings having an aggregate value of $1,483,263,873.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	5 of 5	21,259,336	Common Shares	$1,483,263,873	$2,556,000
		1,825,000	Stock Options
		832,311	PSUs

7	Canadian Natural 2023 Management Information Circular

Christopher L. Fong (age 73) Calgary, Alberta Canada Director since November 2010 Independent	Mr. C.L. Fong is a corporate director. Until his retirement in May 2009, he was Global Head, Corporate Banking, Energy with RBC Capital Markets. Prior thereto, between 1974 and September 1980, Mr. C.L. Fong worked as a petroleum engineer and as a corporate planning analyst in the oil and gas industry. He has served as Chair of EducationMatters, Calgary’s Public Education Trust, as a governor of Honen’s, an International Piano Competition, past Chair of UNICEF Canada and has served on the Petroleum Advisory Committee of the Alberta Securities Commission. Mr. C.L. Fong graduated from McGill University with a Bachelor of Chemical Engineering degree and has post graduate courses in Finance, Economics and Accounting from McGill University and the University of Calgary.
Voting Results at 2022 Annual Meeting	For: 97.57% Withheld: 2.43%
Other Public Company Board Memberships	Computer Modelling Group Ltd.
Board and Committee Participation – 100%		Holdings – Mr. Fong exceeds his Ownership Requirements with holdings having an aggregate value of $4,289,669.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	5 of 5	38,672	Common Shares	$2,698,145	$675,000
Health, Safety, Asset Integrity and Environmental (Chair)	4 of 4	22,811	DSUs	$1,591,524
Reserves	3 of 3

Ambassador Gordon D. Giffin (age 73) Sarasota, Florida U.S.A. Director since May 2002 and Lead Independent Director since May 2012	Ambassador G.D. Giffin is a partner and Global Vice-Chair, emeritus at Dentons US LLP, in their Washington, D.C. and Atlanta, Georgia offices, and was a Senior Partner with McKenna Long & Aldridge LLP, a law firm based in Washington, D.C. and Atlanta, Georgia from 2001 to 2015 when they merged with Dentons. Prior thereto, he was the United States Ambassador to Canada from 1997 to 2001 after a career spanning 30 years engaged in the private practice of business and regulatory law. He holds a Bachelor of Arts degree from Duke University and a J.D. from Emory University School of Law. Ambassador Giffin also serves on the Board of Trustees of the Carter Presidential Center and is a member of both the Council on Foreign Relations and the Trilateral Commission.
Voting Results at 2022 Annual Meeting	For: 91.56% Withheld: 8.44%
Other Public Company Board Memberships	None
Board and Committee Participation – 100%		Holdings – Ambassador Giffin exceeds his Ownership Requirements with holdings having an aggregate value of $7,732,958.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	5 of 5	110,835	Common Shares	$7,732,958	$675,000
Audit	5 of 5
Nominating, Governance and Risk (Chair)	3 of 3

Canadian Natural 2023 Management Information Circular	8

Wilfred A. Gobert (age 75) Calgary, Alberta Canada Director since November 2010 Independent	Mr. W.A. Gobert is an independent businessman. Until his retirement in 2006, he was Vice-Chair of Peters & Co. Limited, a position he held since 2002, and was a member of its Board of Directors and its Executive Committee. He joined Peters & Co. Limited in 1979 as Managing Director, Research and throughout his career at the firm his responsibilities included the research and analysis of integrated oil companies and oil and gas producers. Mr. W.A. Gobert received an MBA (Finance) degree from McMaster University as well as a Bachelor of Science (Honours) degree from the University of Windsor and holds a Chartered Financial Analyst (CFA) designation. He is Senior Fellow, Energy Studies, Centre for Energy Policy Studies with The Fraser Institute.
Voting Results at 2022 Annual Meeting	For: 98.83% Withheld: 1.17%
Other Public Company Board Memberships	Paramount Resources Ltd.
Board and Committee Participation – 94%		Holdings – Mr. Gobert exceeds his Ownership Requirements with holdings having an aggregate value of $5,411,431.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	5 of 5	77,561	Common Shares	$5,411,431	$675,000
Audit	5 of 5
Compensation	4 of 5
Nominating, Governance and Risk	3 of 3

Steve W. Laut (age 65) Calgary, Alberta Canada Director since August 2006 Independent(1)
Mr. S.W. Laut retired from the Corporation effective May 5, 2020 and is a corporate director and businessman. Until his retirement, he was the Executive Vice-Chairman of the Corporation from March 1, 2018. Mr. Laut joined the Corporation as Senior Exploitation Engineer in 1991 and was appointed to positions of increasing responsibility as Vice-President, Operations in 1996; Executive Vice-President, Operations in 2001; Chief Operating Officer in 2003; and, President in 2005. He has been instrumental in contributing to the Corporation’s growth and success during his tenure. Mr. S.W. Laut holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary and is an APEGA member.

Voting Results at 2022 Annual Meeting	For: 97.11% Withheld: 2.89%
Other Public Company Board Memberships	None
Board and Committee Participation – 100%		Holdings – Mr. Laut exceeds his Ownership Requirements with holdings having an aggregate value of $106,239,477.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	5 of 5	1,522,710	Common Shares	$106,239,477	$675,000
Reserves	3 of 3	84,283	PSUs
(1)On the review and recommendation of the Nominating, Governance and Risk Committee, the Board has determined that Mr. Laut qualifies as an independent director under applicable securities regulations effective May 5, 2023, being 3 years from his retirement from the Corporation.

9	Canadian Natural 2023 Management Information Circular

Tim S. McKay (age 61) Calgary, Alberta Canada President Director since February 2018 Non-independent (Management)	Mr. T.S. McKay became President of the Corporation on March 1, 2018. Prior thereto, he joined the Corporation as Production Engineer in 1990 and was appointed to positions of increasing responsibility as Vice-President, Production in 1996, Senior Vice-President, Production in 2001, Senior Vice-President, Operations in 2002 and Chief Operating Officer in 2010. He has played a significant role in the Corporation’s evolution throughout his tenure. Mr. T.S. McKay holds a Bachelor of Science in Petroleum Engineering from the University of Alberta. Mr. McKay is also a member of APEGA.
Voting Results at 2022 Annual Meeting	For: 98.85% Withheld: 1.15%
Other Public Company Board Memberships	None
Board and Committee Participation – 100%		Holdings – Mr. McKay exceeds his Ownership Requirements with holdings having an aggregate value of $83,176,864.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	5 of 5	1,192,158	Common Shares	$83,176,864	$2,556,000
Health, Safety, Asset Integrity and Environmental	4 of 4	1,557,000	Stock Options
		410,829	PSUs

Honourable Frank J. McKenna, P.C., O.C., O.N.B., Q.C. (age 75) Cap Pelé, New Brunswick Canada Director since August 2006 Independent	Mr. F.J. McKenna has been the Deputy Chair of TD Bank Group since May 2006. Prior to this, he served as Canadian Ambassador to the United States from 2005 to 2006. From 1998 to 2005, he acted as Counsel to the Atlantic Canada law firm McInnes Cooper LLP, while serving on numerous boards, and he was Premier of New Brunswick from 1987 to 1997. He holds a Bachelor of Arts degree from St. Francis Xavier University, postgraduate studies in political science at Queen’s University, and a Bachelor of Laws degree from the University of New Brunswick. He received the Order of Canada in 2008.
Voting Results at 2022 Annual Meeting	For: 96.26% Withheld: 3.74%
Other Public Company Board Memberships	Brookfield Asset Management Inc.
Board and Committee Participation – 100%		Holdings – Mr. McKenna exceeds his Ownership Requirements with holdings having an aggregate value of $6,145,621.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	5 of 5	17,064	Common Shares	$1,190,555	$675,000
Compensation	6 of 6	71,020	DSUs	$4,955,066
Nominating, Governance and Risk	3 of 3

Canadian Natural 2023 Management Information Circular	10

David A. Tuer (age 73) Calgary, Alberta Canada Director since May 2002 Independent	Mr. D.A. Tuer is a corporate director. Prior thereto, Mr. Tuer was Executive Chairman of Optiom Inc., a private insurance company. Prior thereto, from 2010 to 2015, he was Vice-Chairman and Chief Executive Officer of Teine Energy Ltd., a private oil and gas exploration company. He served as Vice-Chairman and Chief Executive Officer of Marble Point Energy Ltd. the predecessor to Teine Energy Ltd., also a private oil and gas exploration company from 2008 until 2010. He was Chairman of the Calgary Health Region, a position he held from 2001 to 2008 when the Alberta government consolidated all of the provincial health regions under one authority, Alberta Health Services. Mr. D.A. Tuer also served as Executive Vice-Chairman, BA Energy Inc. from 2005 until 2008, when it was acquired by its parent company Value Creation Inc. through a Plan of Arrangement and which was engaged in the potential development, building and operations of a merchant heavy oil upgrader in Northern Alberta for the purpose of upgrading bitumen and heavy oil feedstock into high-quality crude oils. Prior thereto, he was President and Chief Executive Officer of PanCanadian Petroleum Inc. from 1994 to 2001 and President, Chief Executive Officer and a director of Hawker Resources Inc. from 2003 to 2005. Mr. D.A. Tuer holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary. He is Chairman of the board of directors of Altalink Management LLP, a private limited partnership.
Voting Results at 2022 Annual Meeting	For: 95.15% Withheld: 4.85%
Other Public Company Board Memberships	None
Board and Committee Participation – 100%		Holdings – Mr. Tuer exceeds his Ownership Requirements with holdings having an aggregate value of $1,727,854.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	5 of 5	24,765	Common Shares	$1,727,854	$675,000
Audit	5 of 5
Reserves	3 of 3

Annette M. Verschuren, O.C. (age 66) Toronto, Ontario Canada Director since November 2014 Independent	Ms. A.M. Verschuren is the Chair and Chief Executive Officer of NRStor Inc., an energy storage project developer of energy storage technologies. She was President of The Home Depot Canada from 1996 to 2011. Prior to joining The Home Depot, she was President and co-owner of Michaels of Canada, a chain of arts and crafts stores. Previously, she was the Vice President, Corporate Development of Imasco Ltd. and Executive Vice President of Canada Development Investment Corporation. She currently serves as Chancellor of Cape Breton University and as a director of Liberty Mutual Insurance Group. She is also the Chair of the MaRS Discovery District and, since June 2019, the Sustainable Development Technology Centre. Ms. A.M. Verschuren is an Officer of the Order of Canada and holds honorary doctorate degrees from ten universities including St. Francis Xavier University, where she also earned a Bachelor of Business degree.
Voting Results at 2022 Annual Meeting	For: 99.07% Withheld: 0.93%
Other Public Company Board Memberships	Air Canada Saputo Inc.
Board and Committee Participation – 100%		Holdings – Ms. Verschuren exceeds her Ownership Requirements with holdings having an aggregate value of $3,473,360.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	5 of 5	26,972	Common Shares	$1,881,836	$675,000
Compensation	6 of 6	22,811	DSUs	$1,591,524
Health, Safety, Asset Integrity and Environmental	4 of 4

11	Canadian Natural 2023 Management Information Circular

Director Compensation
With the exception of the fee paid to the Lead Independent Director, which is determined by the Compensation Committee and approved by the Board, the Nominating, Governance and Risk Committee reviews the fees paid to the directors on an annual basis to ensure the fees are reasonable and competitive. The Corporation pays compensation comprised of a cash retainer and an equity retainer (Common Shares or DSUs) to its non-management directors in their capacity as directors.
In March 18, 2020, in response to the challenges arising in the oil and gas industry in relation to the drop in global crude oil demand triggered by the impact of the COVID-19 pandemic on the global economy and the breakdown in negotiations between OPEC+ countries regarding production cuts, the Board reduced its annual retainer fee to $42,500, which was subsequently reinstated to $50,000 in May 2021, consistent with the Corporation’s decisions on executive compensation.
On the recommendation of the Nominating, Governance and Risk Committee, the Board adjusted the fees paid to non-management directors to remain comparable with fees paid by companies of similar size and complexity such that, effective January 1, 2021, (i) the annual cash retainer of $42,500 would not change until such time as executive compensation was reinstated; (ii) the equity retainer would move to a monetary value of $175,000 annually, which would be used to purchase Common Shares on behalf of the directors, from the direct purchase of 4,000 Common Shares; (iii) the per meeting fees paid to directors would be eliminated; and (iv) the time and travel fee would be reduced from $4,000 to $2,500 per round trip. In addition, the fees payable to the Chair of the Compensation Committee and the Chair of the Health, Safety, Asset Integrity and Environmental Committee would be increased to reflect the increase in workload associated with those roles. In November 2022, on the recommendation of the Nominating, Governance and Risk Committee, the Board adjusted the cash retainer component paid to non-management directors from $50,000 to $100,000 effective January 1, 2023.

	ANNUAL RETAINER FEES
Board Member	Cash Retainer	$50,000(1)
	Equity Retainer(2)	$175,000(3)
	Committee Member	$5,000
	Audit Committee Chair	$25,000
	Compensation Committee Chair	$20,000
	Health, Safety, Asset Integrity & Environmental Committee Chair	$15,000
	Other Committee Chairs	$10,000
	Lead Independent Director	$25,000
	Time and travel fee for a director whose principal residence is out of the Province of Alberta and attends meetings in person.	$2,500 per round trip
(1)The cash retainer component of the fees paid to non-management directors increased to $100,000 effective January 1, 2023.
(2)The equity portion of retainer fees can be taken as DSUs, which are redeemed for cash after the director leaves the Board. Messrs. F.J. McKenna and C.L. Fong and Mmes. A.M. Verschuren and M.E. Cannon were participants in the DSU plan in 2022.
(3)Shares are purchased through the facilities of the Toronto Stock Exchange (“TSX”).
There are no vesting or hold restrictions on the Common Shares purchased as part of director’s fees except to the extent directors are required to be in compliance with the Common Share ownership threshold for directors under the Common Share ownership guidelines of the Corporation. DSUs are included in the Common Share ownership requirements for Directors. DSUs vest immediately upon the grant thereof and can only be realized by a recipient after they cease to be a director of the Corporation and only up to December 31 of the year following the year in which they ceased to be a director. Fees paid are inclusive of the time required to prepare for Board or committee meetings.

Canadian Natural 2023 Management Information Circular	12

The Compensation Committee, as one of its primary responsibilities, reviews and approves compensation to directors who provide ongoing day-to-day management services to the Corporation. The compensation paid to Messrs. N.M. Edwards and T.S. McKay is reported in the Summary Compensation Table for Named Executive Officers on page 39. As a result, no annual retainer, meeting fees or other form of director fees are paid to these directors. Fees paid to the non-management directors for 2022 are reported in the table below.

Name	Fees Earned	Share Based Awards	Option Based Awards	Common Share Retainer(1)(2)	Pension Value	All Other Compensation	Total
C.M. Best	$80,000	$—	$—	$175,000	$—	$—	$255,000
M.E. Cannon	65,000	—	—	175,000	—	—	240,000
C.L. Fong	70,000	—	—	175,000	—	—	245,000
D.L. Farrell(3)	56,875	—	—	153,125	—	—	210,000
G.D. Giffin	90,000	—	—	175,000	—	5,000	270,000
W.A. Gobert	65,000	—	—	175,000	—	—	240,000
S.W. Laut(4)	55,000	—	—	175,000	—	—	230,000
F.J. McKenna	75,000	—	—	175,000	—	5,000	255,000
D.A. Tuer	65,000	—	—	175,000	—	—	240,000
A.M. Verschuren	$60,000	$—	$—	$175,000	$—	$2,500	$237,500
(1)The amount shown represents the cost of Common Shares purchased on the TSX as the equity portion of the 2022 fees paid to directors.
(2)Messrs. F.J. McKenna and C.L. Fong and Mmes. A.M. Verschuren and M.E. Cannon participate in the DSU Plan and receive the equivalent number of DSUs in lieu of Common Shares for the equity portion of directors’ fees, which are given the same value as the Common Shares purchased for the other directors.
(3)    Ms. D.L. Farrell resigned from the Board of Directors on August 10, 2022.
(4)    Mr. S.W. Laut retired as Executive Vice-Chairman of the Corporation on May 5, 2020 at 62 years of age. He retained 76% of his unvested PSUs in accordance with the Corporation's Retirement Policy, having reached Normal Retirement Age (see page 24). He received a payout under the Corporation's PSU program in 2022 (paid out on the basis of performance over the period 2019-2021) of $7,125,589 and will also receive a payout in 2023.
Communication with the Board
Shareholder representatives meet regularly throughout the year with senior management and, when requested and appropriate, members of the Board of Directors. These one-on-one meetings are usually requested by shareholders and take place in person, virtually or by telephone depending on the nature of the meetings and the location of the individuals involved. The Corporation regularly participates in investor conferences where senior management interacts with shareholders and, in most cases, one-on-one meetings with shareholders are arranged as part of these events. During one-on-one meetings, shareholders have access to senior management and, occasionally, directors to make inquiries regarding the Corporation's policies and performance.
The Chair speaks on behalf of the Board. However, any shareholder or interested party who wishes to communicate directly with the Board, the Lead Independent Director or any specific director may do so by directing any correspondence to their attention, as applicable, using the following address:
c/o Corporate Secretary
Canadian Natural Resources Limited
2100, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
The Corporate Secretary will forward the communication to the director to whom it is addressed and, depending on the subject matter, refer the inquiry to the appropriate corporate department, the Lead Independent Director or the Board Chair. In addition, if it is a matter that does not appear to require direct attention by the Board or an individual director, the correspondence may be directed to the appropriate corporate department. All correspondence will be reviewed and addressed through a direct response or, if more appropriate, through specific shareholder engagement sessions. Finally, the Corporate Secretary may determine that correspondence that is primarily commercial in nature or that relates to an improper or irrelevant topic should not be forwarded.

13	Canadian Natural 2023 Management Information Circular

Appointment of Auditors
The Board, upon the recommendation of the Audit Committee of the Board, has selected the firm of PricewaterhouseCoopers LLP (“PwC”) to be nominated at the Meeting for re-appointment as the Corporation’s independent auditors for the ensuing year at remuneration to be fixed by the Audit Committee of the Board. Before PwC was recommended for appointment, the Audit Committee met with management and PwC to review and discuss the proposed fiscal year 2022 audit and non-audit services to be rendered, the relationship of PwC with the Audit Committee, and, the independence of PwC. The Corporation’s independent auditor since its inception has been PwC. The Corporation has been advised by PwC that it is the policy of PwC to rotate the senior audit partner for the Corporation at least once every five years. The current senior audit partner for the Corporation has been the senior audit partner for the Corporation for one year.
The Audit Committee of the Board in 2022 approved specified audit and non-audit services to be performed by PwC. The services provided include: (i) the annual audit of the Corporation’s consolidated financial statements and internal controls over financial reporting, reviews of the Corporation’s quarterly unaudited consolidated financial statements, audits of certain of the Corporation’s subsidiary companies’ annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services including pension assets, Crown Royalty Statements and GHG emissions reporting verification and assurance; (iii) tax services related to expatriate personal tax and compliance and other corporate tax return matters; and (iv) non-audit services related to expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library. Fees accrued to PwC are shown in the table below.
FEES ACCRUED TO AUDITORS PRICEWATERHOUSECOOPERS LLP

Services	Fiscal 2022	Fiscal 2021
Audit	$2,327,000	$2,310,000
Audit Related	698,000	463,000
Tax Related	402,000	305,000
Other	9,000	17,000
Total Accrued Fees	$3,436,000	$3,095,000
Additional disclosure regarding the Audit Committee and its members is contained in the Corporation’s Annual Information Form under “Audit Committee Information”.

Canadian Natural 2023 Management Information Circular	14

Non-Binding Advisory Vote on Approach to Executive Compensation
The Corporation is once again providing you with an opportunity to advise us of your view on our approach to executive compensation through a non-binding advisory vote (“Say On Pay”). Our compensation policies and procedures are centered on a pay-for-performance philosophy and aligned with the long-term interests of our shareholders. With a pay mix heavily weighted towards at-risk incentive pay (short-term incentives comprised of annual cash incentive awards, medium-term incentives comprised of PSUs and long-term incentives comprised of stock options), our compensation program is designed to:
▪Reward the creation of long-term shareholder value.
▪Reflect short-, mid- and long-term corporate performance.
▪Maintain an appropriate balance between base salary and short-term and long-term incentive opportunities, with a distinct emphasis on compensation that is “at risk”.
▪Be competitive, so as to attract and retain talented individuals.
▪Encourage Common Share ownership by employees.
▪Align the pay-for-performance approach to executive compensation to the long-term interests of the shareholders.
In deciding how to vote on this proposal, the Compensation Committee encourages you to read the “Letter to Shareholders” from the Compensation Committee and the “Compensation Discussion and Analysis” sections beginning on page 16 for a detailed description of our executive compensation programs, the compensation decisions the Compensation Committee has made under these programs and the factors considered in making these decisions.
Although this is an advisory vote, and the results will not be binding on the Compensation Committee or the Board, the results of the vote will be taken into consideration by the Compensation Committee in determining its approach to executive compensation in the future. At the last Annual Meeting on May 6, 2022, shareholders overwhelmingly supported the Corporation’s approach to executive compensation, with 97.79% of the votes cast in favour of the resolution. The Corporation continues to engage with shareholders on a regular basis to discuss the Corporation’s compensation philosophy, emphasizing that its executive compensation program reflects a pay for performance approach. This approach is reviewed on an ongoing basis in order to align it with the long-term interests of shareholders.
The Board of Directors unanimously recommends that shareholders vote in favour of the proposed resolution on the Corporation’s approach to executive compensation. The persons designated in the enclosed Voting Instruction Form or Form of Proxy, unless instructed otherwise, intend to vote FOR the resolution.
Shareholders will be asked, at the Meeting, to approve the following resolution:
“BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION, THAT:

On an advisory basis and not to diminish the role and responsibilities of the Board of Directors of Canadian Natural Resources Limited (the “Corporation”) or that of the Compensation Committee of the Corporation, the shareholders accept the approach to executive compensation as described in the “Compensation Discussion and Analysis” section of the Information Circular of the Corporation dated March 15, 2023 and delivered in advance of the 2023 Annual Meeting of Shareholders.”
Other Matters
Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the same in accordance with their best judgment in such matters.

15	Canadian Natural 2023 Management Information Circular

II. Information Respecting Executive Compensation
Letter to Shareholders from the Compensation Committee
Dear Fellow Shareholders:
The Compensation Committee (the “Committee”) is pleased to provide you with an overview of the Corporation’s performance in 2022 and a summary of our approach to determining the compensation of our executives. The Compensation Discussion and Analysis that follows provides Shareholders with details on the compensation paid to your Corporation’s executives in 2022. The discussion also gives you comprehensive information on your Corporation’s pay-for-performance, governance practices and continuous improvement culture, with a focus on maximizing Shareholder value through safe, effective and efficient operations that generate significant free cash flow over the long-term.
Throughout 2022, we demonstrated the strength of our balanced, diverse asset base that, when combined with our flexible capital allocation strategy, yielded substantial free cash flow(1) generation and strong reserve growth, generating significant returns to our shareholders. The resilience and sustainability of the Corporation’s business model and four pillar capital allocation strategy continue to create value for shareholders. Our culture of continuous improvement, focus on cost control and disciplined capital allocation continue to drive strong operational and financial results, maximizing value for our shareholders. The Corporation achieved record average daily production of 1,281 MBOE/d in 2022, an increase of 4% from 2021 levels, and 8% growth on a production per share basis. The combination of our leading financial results and our top tier asset base provides unique competitive advantages which drive substantial cash flow generation and shareholder returns. The Corporation generated approximately $19.8 billion in annual adjusted funds flow(1) in 2022, resulting in free cash flow of approximately $10.9 billion after total dividends of approximately $4.9 billion and base capital expenditures excluding net acquisitions and strategic growth capital. In 2022, Canadian Natural executed on its free cash flow allocation policy, allocating approximately 50% of free cash flow to share repurchases and 50% of free cash flow to the balance sheet.
In 2022, the Board of Directors approved two separate increases to our quarterly dividend, for a combined increase of 45% to $0.85 per share, as well as a special dividend of $1.50 per share in August of 2022. Subsequent to year end, in March of 2023, the Board of Directors approved an additional 6% increase to the quarterly dividend to $0.90 per share, or $3.60 per common share on an annual basis, demonstrating the confidence that the Board of Directors has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline asset base. The Corporation has a leading track record of 23 consecutive years of dividend increases, with a compound annual growth rate of 21% over that time period. Returns to shareholders in 2022 were significant, totaling approximately $10.5 billion through $5.6 billion in share repurchases and $4.9 billion in dividends, including a special dividend of $1.50 per common share paid in August 2022. This equates to approximately $9.25 per share in direct returns to shareholders in 2022.
Canadian Natural is committed to supplying safe, reliable and responsible energy, along with reducing its environmental footprint. We incorporate Environmental, Social and Governance ("ESG") practices that strengthen our long-term sustainability across all aspects of our business. In 2022, we announced a new environmental target to reduce corporate scope 1 and 2 absolute GHG emissions by 40% by 2035, in addition to our other robust environmental targets. We have a defined journey to net zero emissions in oil sands operations and are working collaboratively with our industry peers through the Pathways Alliance to achieve this goal.
We continue to focus on aligning pay for performance, assessing the Corporation’s performance under four categories: 1) financial, 2) strategic capital allocation, 3) operational, and 4) safety, asset integrity and environmental. In each of these categories, performance is evaluated against a specific target performance range and/or a benchmark determined by prior period performance. As described in the 2022 Management Information Circular, the Committee endorsed a 50% increase to the weighting attributed to the safety, asset integrity and environmental performance factor, recognizing the significance of environmental performance and social contributions to the overall performance of the Corporation. This change further aligns the Corporation's executive compensation with its performance against targeted sustainability metrics for safety, asset integrity and the environment. The chosen metrics align with the Corporation’s four pillar capital allocation strategy with the goal to maximize long-term shareholder value.

Canadian Natural 2023 Management Information Circular	16

2022 PERFORMANCE
The Committee believes the Corporation achieved excellent results in 2022 and was successful in executing on its objectives and four pillar capital allocation strategy. We carefully considered this performance in the context of the economic realities faced by the industry, as well as considering the Say On Pay vote cast by you in 2022 and the emerging trends in executive compensation. We evaluated Canadian Natural’s performance relative to the Corporation’s 2022 budget, issued January 11, 2022.
Throughout 2022, the Corporation remained disciplined, continued its focus on effective and efficient operations across all segments of its business and demonstrated strong strategic and operational execution that was challenged by inflationary pressures that were not present in 2021, where the Corporation's performance was exceptional. The Corporation increased production and made minor strategic acquisitions, while maintaining safety and environmental performance in relation to its established goals:
▪Financial: The Corporation executed on a disciplined capital budget, despite inflationary pressures, further strengthened its balance sheet and generated record adjusted funds flow.
▪Strategic Capital Allocation: The Corporation executed its capital allocation strategy:
◦Significantly deleveraging its balance sheet, with overall reduction in net debt(2), before net property acquisitions, of approximately $3.9 billion.
◦Added strategic acquisitions to its portfolio, including liquids-rich natural gas assets in the Montney and the remaining interest in the Pike thermal in situ asset.
◦Delivered increasing returns to Shareholders through two increases to the quarterly dividend in the year, a special dividend and executed on share repurchases of approximately $5.6 billion under the Corporation's free cash flow allocation policy.
▪Operations: The Corporation leveraged its large, balanced asset base and achieved record production. Additionally, the Corporation continued to maximize value for Shareholders through its culture of continuous improvement and effective and efficient operations, minimizing the impact of inflationary pressures on operating costs on a BOE basis.
▪Safety, Asset Integrity and Environmental: The Corporation remained focused on delivering top tier safety, asset integrity and environmental performance in 2022. The Corporation continued to improve its environmental performance, with reduced corporate GHG emission intensity and absolute methane emissions reductions in its North America Exploration and Production segment. The Corporation improved on its already top tier total recordable injury frequency and loss time incident record. The Corporation exceeded well abandonment levels from 2021 levels, with over 3,100 wells abandoned in the year, and outperformed on the number of reclamation certificates submitted at over 1,000 certificates in 2022.
The Committee reviewed the Corporation's Total Shareholder Return(3) (“TSR”) performance over short-, medium- and long-term time horizons, noting that the absolute 3 year TSR was 117%(4). This reflects the top tier performance of the Corporation and its continued focus on delivering increasing Shareholder returns through a period influenced by the COVID-19 pandemic and the resulting impacts on hydrocarbon demand and price as well as changing workplace dynamics. Additionally, the Committee reviewed the Corporation’s reserves per share growth(3), with the Corporation demonstrating 28% reserves per diluted common share growth for the 3 year period. The relative TSR and reserves growth per share delivered by the Corporation over the short and long-term demonstrates the unique, sustainable and robust nature of the Corporation’s business, the strength of its management team and the continued execution on its balanced four pillar capital allocation strategy.
Canadian Natural’s 3 year performance as measured by TSR ranked well against its primary and secondary peers, placing the Corporation in the 80th percentile, outperforming 8 out of 10 peers. Additionally, the Corporation’s 3 year reserves per diluted common share growth outperformed 6 out of 8 peers, placing the Corporation in the 75th percentile versus its peer group. These results reflect the increased value created by the accretive transactions the Corporation has undertaken over the last several years.

17	Canadian Natural 2023 Management Information Circular

2022 PAY DECISIONS
On March 16, 2022, the Committee approved a base salary increase of 3.5% for all employees, including the NEOs, provided, however, that Mr. M.A. Stainthorpe received an increase of 27.4%, recognizing his development and growth into the role of Chief Financial Officer and Senior Vice-President, Finance and the evolution of his contribution in that role. In addition, on August 11, 2022, the Committee recognized the impact of an increase in the cost of living on the Corporation's employees due to continued inflationary pressure and, as a result, approved an increase in base salary for all employees, including an increase of 3.8% for the NEOs.
In 2022, Canadian Natural achieved a corporate performance score of 132%, based on strong financial performance and achievement of key strategic goals. This score results in bonus and PSU awards at 180% of target. The Committee also endorsed a PSU multiple of 1.83x for PSUs vesting in 2023, as awarded to the Corporation’s senior executives in accordance with the Corporation’s PSU program.
We are accountable for ensuring that the links between pay and our business goals are responsible, appropriate and strongly align with your interest as Shareholders while mitigating compensation related risks to the Corporation. The Committee is of the view that the Corporation's performance was very good and supports the resulting NEO compensation.
As always, we welcome comments and feedback from our Shareholders.
Submitted by the members of the Compensation Committee:
Frank J. McKenna (Chair)
Catherine M. Best
Wilfred A. Gobert
Annette M. Verschuren
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this Circular and the Corporation's MD&A, dated March 1, 2023.
(2)Capital Management Measure. Refer to the definition of "Long-term Debt, net" in the "Non-GAAP and Other Financial Measures" section of the Corporation's MD&A, dated March 1, 2023. Deleveraging is calculated using "Long-term Debt, net" before net property acquisitions of $470 million (see the Net Capital Expenditures table in the Corporation's MD&A, dated March 1, 2023 for details).
(3)Supplementary Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this Circular.
(4)Source Bloomberg.

Canadian Natural 2023 Management Information Circular	18

Compensation Discussion and Analysis
BOARD OF DIRECTORS OVERSIGHT AND COMPENSATION GOVERNANCE
To oversee the Corporation’s compensation practices, the Board has established a Compensation Committee (the “Committee”) comprised solely of independent directors.
The Directors who were members of the Committee during 2022 were: Catherine M. Best, Wilfred A. Gobert, Frank J. McKenna (Chair), and Annette M. Verschuren, each of whom is independent and knowledgeable with respect to executive compensation. Collectively, the members of the Committee have expertise in, among other areas, finance, audit, law, business and management. They possess extensive experience in executive compensation acquired through their careers as business executives, directors of other companies and specifically as members of compensation committees, acquiring an in-depth understanding of executive compensation from a diverse array of industries which provided exposure to and experience with varied approaches to executive compensation.
COMPENSATION COMMITTEE MANDATE
With respect to compensation, the Committee reviews and approves the Corporation’s compensation philosophy and programs for executive officers, including the Corporation’s Named Executive Officers ("NEOs"), and employees of the Corporation. The Committee sets the compensation paid to each of the Corporation’s executive officers; the overall compensation paid by the Corporation to its employees; the granting of stock options to executive officers and employees; and, approves the compensation paid to the Executive Chair and the President. The Committee’s role includes ensuring there is (i) a well-defined link between executive compensation and performance, and (ii) rigor in setting corporate goals and assessing the performance of individuals and the Corporation. A detailed breakdown of the mandate of the Committee can be found on page A-3.
COMPENSATION PHILOSOPHY
Compensation at Canadian Natural is structured to attract, retain and motivate employees and officers, and to encourage a focus on improving corporate performance with an accountability to shareholders. Compensation is comprised of base salary as well as short-term and longer term performance-conditioned incentive payments. Over the years, this structure has been endorsed by shareholders (through the "Say-on-Pay" Vote) and continues to align employee compensation with our shareholders’ interests:
▪Total compensation is targeted at the median of Canadian oil and gas companies (U.S. peer company pay data is used as a reference only) with base salaries and bonuses that are below the 25th percentile. As Canadian Natural targets a median pay position, but provides low base salaries, the proportion of Canadian Natural’s variable pay and pay at risk is high, relative to peers.
▪The Corporation maintains a Common Share savings plan for all its employees, through which Common Shares are purchased – our culture of Common Share ownership is demonstrated by the high participation rate in the plan (approximately 98% employee participation).
▪The Corporation does not have a pension plan for its employees or officers, including its NEOs.
▪Canadian Natural does not provide employment agreements to its NEOs and therefore they do not benefit from pre-determined compensation awards in the event of a change of control and/or loss of position.
▪Vesting provisions for equity based compensation granted to the Corporation’s Management Committee (which includes the NEOs) contain a “double trigger” whereby, in the event of a change in control, an individual must also be terminated without cause as a result of the change of control, or within 24 months thereof, in order for such compensation to vest.
▪The Corporation establishes its performance goals prior to the beginning of the fiscal year to ensure that achieving such goals is based upon an objective measure and, as the goals are being set, there is sufficient uncertainty to effectively motivate performance.
The Committee applies the Compensation Philosophy through its assessment of the Corporation's performance, which is measured against the Corporation's annual performance goals and objectives. While the Committee addresses NEO compensation directly, the Compensation Philosophy is applied to all employees and the Committee also considers the overall compensation program for the Corporation's employees. The Corporate Scorecard documents this approach by setting out the assessment of the Corporation's achievement against its stated goals and objectives, establishing a direct linkage between corporate performance and the short term incentive plan (“STIP”) compensation paid to all employees, including the NEOs. Given that corporate performance is directly linked to STIP compensation, using the resulting STIP to establish the value of PSUs awarded to NEOs aligns short and longer term corporate performance to shareholder interests. NEO compensation is further linked to long-term corporate performance by having vesting PSU grants determined by using a weighted 3 year average of relative reserves growth per common share on a fully diluted basis (1/3) and relative total shareholder return (2/3), both measured against identified industry peers. Over the 3 year cycle of a PSU grant, NEO compensation continues to be linked to the short-term and long-term performance of the Corporation, directly aligning NEO compensation to shareholder value.

19	Canadian Natural 2023 Management Information Circular

Having reviewed market practice, in 2022, Canadian Natural has maintained its approach to target compensation at the median of larger energy companies based in Canada. While Canadian Natural reviews U.S. compensation levels, the information is provided to the Committee for reference purposes only and has not been considered in the development of executive pay levels. The Committee believes this target pay level, mix and the use of peer group comparisons is appropriate to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive. The Committee continually reviews all components of the Corporation’s compensation program to ensure that the Corporation’s compensation program is competitive, reasonable, fair to all of its employees, and overall, in the best interests of the Corporation and its shareholders.
PEER GROUP AND PEER GROUP PERFORMANCE
Compensation levels of the NEOs are compared to similar positions within comparable Canadian peer companies, while a U.S. peer group is used by the Corporation as a secondary point of reference. The Canadian peer group of companies (the “Primary Group”) is chosen from Canadian energy industry companies that are of a similar size as the Corporation (including comparable oil and gas exploration and production companies), have comparably complex operations and operate in similar geographical regions. The U.S. peer group of companies (the “Secondary Group”) is chosen from U.S. exploration and production companies that are of similar size as the Corporation, and have comparably complex operations (including operations in geographical regions similar to those in which the Corporation operates). The listed companies were determined by the Committee to be reasonable peers to benchmark executive compensation.

	FY 2022 Revenue (C$ billion)	Total Enterprise Value(1) (C$ billion) Dec. 31, 2022	Production FY 2022 (MBOE/d)
Canadian Natural Resources Limited	$42	$96	1,281
Primary Group (production before royalties)
Cenovus Energy Inc.	$67	$58	786
Crescent Point Energy Corp.	4	6	132
Enbridge Inc.	53	198	N/A
Suncor Energy Inc.	58	71	743
TC Energy Corporation	15	116	N/A
Average of Primary Group	$40	$90	554
Secondary Reference Group (production after royalties)
Apache Corp.	$12	$28	396
Devon Energy Corporation	25	62	610
EOG Resources, Inc.	33	103	908
Marathon Oil Corporation	10	31	343
Ovintiv Inc.	19	23	510
Average of Secondary Group	$20	$49	553
(1)Supplementary Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this Circular.
Note: Source for information above is Bloomberg and public company reports. Amounts in Canadian dollars; translated at average 2022 and year end 2022 exchange rates where required.

In assessing appropriate peers, the Corporation considered the net revenue and enterprise value for 2022 of prospective peer companies as well as, where appropriate, 2022 production. While certain peer companies in the Primary Group are not “oil and natural gas producers”, they represent significant participants in the energy industry generally and compete for industry resources in the markets where the Corporation operates. While there are other companies that are similar in size to the Corporation and operate in the Calgary market, the Corporation does not consider them peers because of the unique nature of the oil and gas industry and the limited competition for resources as a result. Furthermore, including additional “non-producers” reduces the importance of oil and natural gas production and reserves growth as comparative measures in the Corporation’s core industry and impacts metrics used by the Corporation to assess corporate performance and compensation. In reviewing the Primary and Secondary Groups in 2022, the Committee considered the advice provided and determined that, for 2022, the peers were acceptable and appropriate comparative groups for Canadian Natural. The Committee will consider recommendations provided by management, working with Hugessen, and determine whether changes to the peer groups, if any, should be considered in future years.

Canadian Natural 2023 Management Information Circular	20

COMPARATIVE ANNUAL NEO COMPENSATION
Given the emphasis the Corporation places on variable and at risk pay, being higher relative to its peers, the top quartile performance of the Corporation in respect of TSR and reserves per share growth over a 3 year period (see page 38) demonstrates that the Corporation achieves its compensation objectives while maintaining above average performance. The following demonstrates the relative annual NEO compensation for the Corporation and each of its peer companies in 2021, when considered as a percentage of each company’s enterprise value and revenue (based on public 2021 disclosure).
When evaluating the performance of the Corporation in the context of comparative NEO compensation, the Committee considered the comparative performance of the Primary Group as well as the Secondary Group as comparable reference points. In particular, NEOs will see the correlation between the Corporation’s actual performance over the preceding three year performance period and the ultimate amount received in respect of the PSUs previously granted.
Performance Graph
The following performance graph illustrates, over the five year period ended December 31, 2022, the cumulative return to shareholders of an investment in the Common Shares compared to the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, assuming the reinvestment of dividends, where applicable.

December 31	2017	2018	2019	2020	2021	2022
Canadian Natural Resources Limited	$100	$76	$101	$80	$146	$219
S&P/TSX Composite Index	$100	$91	$112	$118	$148	$139
S&P/TSX Oil & Gas Exploration & Production Index	$100	$66	$73	$54	$104	$160
Note: Amounts rounded to the nearest dollar.

21	Canadian Natural 2023 Management Information Circular

COMPENSATION COMMITTEE CONSIDERATIONS
Executive compensation risk is mitigated by linking the STIP and PSUs to the Corporation’s annual guidance, performance metrics, alignment to shareholders through Common Share ownership that is reinforced by ownership guidelines, claw-back and anti-hedging policies, succession planning as well as the Committee’s use of its members own experience and judgment.
▪Compensation Risk – The Committee assists the Board in monitoring the risks associated with the Corporation’s compensation program and practices on an ongoing basis. The Committee, in reviewing the Corporation’s compensation program, considers such risks before approving the program. Compensation practices do not vary between business units or executives, except for the level and mix of pay that is commensurate with the responsibilities of the position. The compensation program of the Corporation consists of:
(i)a fixed annual base salary;
(ii)a cash bonus, with capped payout, based on the overall performance of the Corporation in meeting specific goals set by the Corporation and the Board;
(iii)a PSU plan with a capped performance award multiplier that, for employees other than Management Committee members, vests annually over a 3 year period and, for members of the Corporation’s Management Committee, vests 3 years from the grant date; and
(iv)Common Share stock options which have five year vesting provisions with the first 20% not vesting until the first anniversary of the grant date and the final 20% having only one month to be exercised before expiry following vesting one month after the 5th anniversary of grant date.
The Committee has concluded that the Corporation’s compensation policies do not create an environment where an executive or any individual is encouraged to take excessive risk but rather encourages and rewards prudent business judgment and appropriate risk assessment over the short and long-term without creating an exposure that is reasonably likely to have a material adverse impact on the Corporation.
▪Corporate Risk – The Board has overall responsibility for risk oversight with a focus on the most significant risk areas facing the Corporation, including strategic, financial, operational, environmental, cyber and reputational risks. The Board’s risk oversight process builds upon Management’s risk identification assessment and mitigation processes, which include reviews of long-term strategic and operational planning; executive development and evaluation; code of conduct compliance; legal and regulatory compliance; safety and environmental compliance; financial reporting and controllership; and information technology and security. Management is responsible for the identification of key business risks and the potential impact of those risks on the Corporation, providing for appropriate ongoing oversight of these risks throughout the Corporation and the effective enforcement of appropriate mitigation through policies and procedures, all of which is coordinated through the Corporation’s Enterprise Risk Management framework. The Nominating, Governance and Risk Committee assists the Board by reviewing significant enterprise risk exposure not delegated to other Board committees and the steps Management has taken to monitor, mitigate, control and report such exposures.
▪Clawback Policy – The Corporation’s clawback policy provides the Committee with the authority to seek re-imbursement of all or any portion of performance based compensation (cash bonus, PSUs and stock options) from any NEO who, in the Committee’s determination, is responsible for a material misrepresentation or misconduct resulting in a restatement of the financial results of the Corporation and was improperly paid such performance based compensation in the year in which the financial misstatement occurred.
▪Anti-Hedging Policy – The Corporation’s anti-hedging policy prohibits directors and officers of the Corporation from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Common Shares, including options, prepaid variable forward contracts, equity swaps, collars and units of exchange funds. The policy does not prohibit pledging securities as collateral for loans, nor does it prohibit holding the Corporation’s securities in broker margin accounts. Directors and officers confirm, on an annual basis, that they have not entered into or purchased any such instruments.

Canadian Natural 2023 Management Information Circular	22

▪Stock Ownership Guidelines and Common Shares Held by Named Executive Officers – The Board has adopted Common Share ownership guidelines for directors and officers of the Corporation. Non-management directors are required to acquire and hold, within five (5) years from the date of their appointment to the Board, Common Shares and/or DSUs having a minimum aggregate value equal to three times the annual retainer fee paid to directors in the year. Under the guidelines, an officer has three (3) years from their date of hire, appointment or promotion to their position to acquire and hold the required level of ownership. For officers, Common Share ownership includes Common Shares purchased and held within the Corporation’s Stock Savings Plan ("Savings Plan") and any other personal holdings. With the adoption of PSUs for members of the Corporation’s Management Committee (in lieu of a Common Share bonus program), the guideline includes the value of PSUs (determined using a performance multiple of 1.00x) in determining Common Share ownership, provided, however, that at least 50% of the threshold target value of equity ownership to be held by an individual must continue to be satisfied through the ownership of Common Shares. The guideline requires Common Share ownership for officers proportionate to the individual’s compensation and position as follows:

The Executive Chair, the President, any Chief Operating Officer and the Chief Financial Officer and Senior Vice-President, Finance	4 times base salary
All other Senior Vice-Presidents	2 times base salary
All other Officers	1 times base salary
The minimum ownership thresholds will fluctuate depending on fee or salary changes, as applicable, and the Common Share price. In order to avoid the need to continuously monitor and adjust holdings, the Corporation has adopted, and the Board has approved, guidelines that allow the value of an individual’s equity holdings to satisfy the minimum Common Share ownership guidelines to be calculated based on the greater of: (i) the current market value of the Common Shares; (ii) the market value of the Common Shares as at December 31 of the immediately preceding year; or (iii) the acquisition cost of such Common Shares.
Once an individual meets the required threshold, further purchases of Common Shares are not required in the event that the value of the Common Shares held decreases solely by virtue of a decline in the market price of the Common Shares. Where the value of the Common Shares held by a director or officer decreases below the required ownership threshold for any other reason (i.e. salary increase or sale of Common Shares), the individual will be required to increase the value of their investment to the required threshold amount as soon as possible. Where an officer does not satisfy the required ownership threshold, that individual shall be obligated to take immediate steps to comply with the threshold requirement; which includes the use of cash bonus, vested PSU payouts and the Common Share election option to acquire a sufficient number of Common Shares to satisfy the threshold.
Officers are required to confirm annually their Common Share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold. As of the date of this Circular, each officer meets or exceeds the Common Share ownership requirement of the Corporation. The following table sets forth the beneficial ownership of the Common Shares held directly and indirectly by the NEOs and, as at December 31, 2022, the market value thereof:

Name	Number of Common Shares Held	Value of Common Shares Held (1)	Ownership Requirements (multiple of base salary)	Value of Share Ownership Requirements To Be Met	Meets Share Ownership Requirements
N. Murray Edwards (2)	21,259,336	$1,598,489,474	4 times	$2,556,000	Yes
Tim S. McKay	1,192,158	$89,638,360	4 times	$2,556,000	Yes
Scott G. Stauth	170,480	$12,818,391	4 times	$1,762,000	Yes
Trevor J. Cassidy	38,198	$2,872,108	4 times	$1,326,000	Yes
Mark A. Stainthorpe	33,220	$2,497,812	4 times	$1,430,000	Yes
(1)The closing price of the Common Shares on the TSX on December 31, 2022 was $75.19 and on March 15, 2023 was $69.77. All of the NEOs meet the threshold requirements using either price.
(2)As Mr. N.M. Edwards’ annual salary is $1, his mandatory, required holdings in 2022 was the same as Mr. T.S. McKay, being four times Mr. McKay’s annual salary.
▪Succession Planning – The Corporation does not have a chief executive officer but has a Management Committee comprised of twenty members of the management group including the Executive Chair, the President, the Chief Operating Officers and the Chief Financial Officer and Senior Vice-President, Finance. The Management Committee structure is an effective leadership and accountability driven organizational structure and has kept pace with the expansion and increased complexity of the Corporation’s operations. This management structure: (i) limits the ability of any one individual to unduly influence the direction of the Corporation as consensus of other members of the Management Committee must be achieved; (ii) enables the continuation of the strong leadership of the Corporation should any one member of the

23	Canadian Natural 2023 Management Information Circular

Management team leave the Corporation; and (iii) enhances Management development in learning key decision making strategy, skills and leadership and secures Management succession.
The Corporation has developed a strong culture of promoting from within. As part of succession planning, management at least annually reviews each executive position and evaluates the qualification and experience needed to succeed in that position. In addition, the competencies required for success in each position are identified and specifically addressed as part of succession planning. Each member of the Management Committee evaluates their direct reports and from that evaluation identifies up to 3 possible candidates for succession. Through the evaluation, the strengths of each candidate and required areas of development are identified and a development plan is created to ensure the candidate will be ready to succeed the incumbent. The approximate length of time required before the candidate is ready to assume the role is also a factor in the evaluation. Senior Management presents a recommendation of the executive succession plans, including the detailed succession planning logs completed by Management, to the Compensation Committee for its review, consideration and approval on an annual basis.
▪Retirement – The Corporation has implemented a matrix on what constitutes “Normal Retirement Age” to better reflect work force demographics. In the event an individual retires from their employment with the Corporation, the following matrix would be applied to the vested and unvested portions of any grants made to the individual in respect of the Corporation’s PSU Program and its Savings Plan. Any unvested stock options held under the SOP are forfeited upon ceasing to be an employee of the Corporation for any reason.

Age at Retirement	Entitlement
<60 years old	Only entitled to vested amounts; no incremental entitlement to unvested amounts
60 years old and <5 years of service	Entitled to vested amounts and 30% of any unvested amounts, as they vest on their regular vesting date
60 years old and at least 5 years of service	Entitled to vested amounts and 60% of any unvested amounts, as they vest on their regular vesting date
For each year over 60 years old	Entitled to the foregoing, as applicable, and to an additional 8% of any unvested amounts as they vest on their regular vesting date for each year of age up to 65
In order to receive the post-retirement entitlements described above, an individual would be subject to a non-compete agreement that would remain in place until after the final vesting of any entitlements under the above matrix.
▪Independent Advice – The Committee has engaged the independent consulting firm Hugessen Consulting Inc. (“Hugessen”) since 2013. Hugessen’s mandate is to support the Committee, developing principles related to disclosure and shareholder engagement, and to advise the Committee on the structure of the Corporation’s executive compensation as well as Management’s compensation recommendations. In carrying out their mandate, Hugessen has had direct access to the Chair of the Committee, the other Committee members and Management, as required.
In 2022, Hugessen considered its review on the Corporation’s executive compensation practices, which focused on the level, mix and design of NEO compensation relative to the Corporation’s peer companies. Hugessen delivered their report to the Committee.
The Corporation paid for Committee consulting services provided as indicated in the table below.

	2022	2021
Executive Compensation Related Fees	$48,788	$23,617
All Other Fees	$—	$—
Total Fees	$48,788	$23,617
▪Use Of Judgement – As the Corporation operates in a cyclical industry, at times it needs to adjust its short-term strategies to deal with rapid and unexpected changes. The Committee may apply internal expertise and judgment to assess the performance of the Corporation and its executives in leveraging unexpected opportunities or mitigating unexpected risks while delivering on its goals.

Canadian Natural 2023 Management Information Circular	24

EXECUTIVE COMPENSATION PAY STRUCTURE
Named Executive Officers for 2022
The Corporation does not have a chief executive officer but has a corporate Management Committee which, in 2022, included two members who were also directors of the Corporation: the Executive Chair and the President. Directors who serve on the corporate Management Committee do not receive fees related to serving as a director of the Corporation. For the purposes of National Instrument 51-102 – Continuous Disclosure Obligations and the disclosure required thereunder, Mr. T.S. McKay, President of the Corporation, has been designated by the Board to be the Chief Executive Officer. Accordingly, the Corporation has determined that its NEOs should include Mr. T.S. McKay, Mr. M.A. Stainthorpe, the Chief Financial Officer of the Corporation, and the next three highest paid members of the corporate Management Committee.
Components of Compensation
1.Base Salary
Base salaries for the NEOs are well below the median level for similar positions in crude oil and natural gas companies of comparable size. The Corporation reviews and the Committee approves the level of base salary for all employees and officers including the NEOs in the first quarter of each year making adjustments as necessary to reflect changes in competitive practices, market and overall economic conditions. Relative to practice among its Canadian peers, the Corporation's base salaries are generally around the 25th percentile.
In March 2020, in response to the challenges arising in the oil and gas industry in relation to the drop in global crude oil demand triggered by the impact of the COVID-19 pandemic on the global economy and the further impacts of the breakdown in negotiations between OPEC+ countries regarding production cuts, all employees and officers had their base salaries reduced, including the NEOs (by 15% to 20%), which amounts were reinstated in April 2021. Effective October 30, 2021, the Committee approved a salary increase of 1.25% for all of the officers of the Corporation, including the NEOs.
On March 16, 2022, the Committee approved a base salary increase of 3.5% for all employees, including the NEOs, provided, however, that Mr. M.A. Stainthorpe received an increase of 27.4%, recognizing his development and growth into the role of Chief Financial Officer and Senior Vice-President, Finance. In addition, on August 11, 2022, the Committee recognized the impact of an increase in the cost of living on Corporation's employees and, as a result, approved an increase in base salary for all employees, including an increase of 3.8% for the NEOs.
2.Annual Bonus (“STIP”)
The Committee believes that incentive or “at risk” compensation motivates individual performance and aligns executive officer performance with the Corporation’s objectives and shareholder interests. The cash bonus awarded is based on an individual’s performance over the year in contributing to the Corporation meeting its annual operating plans and its operating, financial and environmental and safety goals, as evidenced by overall corporate performance. For the NEOs, individual performance and the resulting STIP awards are based on overall corporate performance. Canadian Natural measures corporate performance across four broad categories, each weighted as follows:

Performance Measure	2022 Metrics Included:	Weighting
Financial	Balance sheet strength, net capital expenditures, ROE, ROACE, adjusted funds flow	25%
Strategic	Allocation of cash flow, COVID-19 response, mid and long-term projects, dividends and share purchases	30%
Operational	Production, operating costs	30%
Safety, Asset Integrity and Environmental	Recordable injury frequency, lost time injury frequency, greenhouse gas emissions, absolute methane emissions, abandonments and reclamations as well as pipeline leaks	15%
In 2021, the Corporation adjusted the weighting attributed to the Financial and the Safety, Asset Integrity and Environmental categories. The Corporation recognized the significance of environmental performance on the overall performance of the Corporation, increasing the Safety, Asset Integrity and Environmental performance measure weighting by 50% (to 15%). This change further aligns executive compensation with the Corporation's performance when measured against sustainability metrics for safety, asset integrity and environmental targets. Specifically, the Corporation's Performance Scorecard shows added specific measures for North America E&P absolute methane emissions (as distinct from GHG emissions) and well abandonment and reclamation activity, while increasing the weighting applied to GHG emissions. Given that environmental performance has a direct impact on the Corporation's financial performance, the financial performance measure was reduced to 25%.

25	Canadian Natural 2023 Management Information Circular

Based on historic performance, in a typical year, Canadian Natural expects the operating range to be within plus or minus 20% of target, which would produce a STIP award and a PSU award between 50% and 150% of the targeted amount. Significant under or over performance may result in bonus and PSU awards that may range as low as 0% (for a corporate performance score below threshold) and as high as 200% of target (for a corporate performance score at or above maximum). This relationship is shown graphically below and demonstrates the impact of significant underperformance on the STIP payout multiple as well as the limitation on that multiple in the event of significant over performance.

Bonus (STIP multiple)
(% of Target)
200
175
150
125
100
75
50
25
0
Typical corporate performance range is
80% to 120% of target; target is 100%
0
20
40
60
80
100
120
140
160
180
200
Corporate Performance Score (%)

The relationship between corporate performance and the STIP payout multiple establishes the link between NEO compensation and the overall performance of the Corporation, as measured against the established performance targets in that year, and serves to align NEO compensation with Shareholders' interests. The actual amount of STIP paid to an NEO depends on their base salary, target incentive and the STIP performance multiplier that is determined by overall corporate performance. NEO total cash compensation (base salary plus cash bonus) is generally targeted to be at or below the 25th percentile of the Primary Group. This is consistent with Canadian Natural’s compensation approach – that performance-based equity awards should make up a significant portion of the NEOs’ total compensation.
As an example, using the corporate performance assumptions in the following table, the graph above would indicate that a corporate performance rating of 106.0% of target would result in a bonus payout of 115% of target.

Component of performance measurement	Component Weighting	Component Performance Assumptions (% of target)	Weighted Performance
Financial	25.00%	130.00%	32.50%
Strategic	30.00%	100.00%	30.00%
Operational	30.00%	95.00%	28.50%
Safety, Asset Integrity and Environmental	15.00%	100.00%	15.00%
Total	100.00%		106.00%
In this example, a Senior Vice-President with a base salary of $400,000 and a target bonus of 70% of salary based on the STIP plan would receive a STIP payout determined as follows:
$400,000 × 70% × 115% = $322,000

Canadian Natural 2023 Management Information Circular	26

3.Long-Term Incentive Plans
A.Performance Share Unit
The performance share program provides a grant of Common Shares or units based on the most recent year’s corporate performance using the same corporate performance measures used in the STIP determination with the deferred vesting of such awards. As a result, the plan provides an employee with an immediate link to short term performance, an alignment with long-term shareholder interests and enables the retention of employees and officers without the dilutive aspects of issuing Common Shares from treasury or granting stock options. Because the grant of Common Shares or units is a function of an employee's STIP award, the Corporation's performance has a magnified influence on annual compensation.
For NEOs, PSU awards are based on corporate performance. At or below the minimum level of corporate performance, no PSUs will be awarded. Above the maximum level of corporate performance, PSU awards are capped. A PSU grant has the same expected corporate performance range and related performance award multiplier as the STIP. However, PSU vesting for the Corporation’s Management Committee (which includes the NEOs) (collectively, “Senior Management”), will be based on corporate performance over the subsequent three year period rather than solely through the passage of time. As a result, there is greater alignment with Shareholders as the benefit received is enhanced or diminished based on the Corporation's performance over that 3 year period. The table below summarizes the characteristics of the PSU plan.

Who Participates	All employees and officers of the Corporation, including Senior Management. Directors are not eligible to receive PSUs unless they provide ongoing day-to-day management services to the Corporation.
Form of award
For employees and officers, other than Senior Management, Common Shares are acquired through purchases on the TSX. For Senior Management, a cash award is converted into PSUs using the Fair Market Value of the Common Shares as at December 31 of the most recently completed financial year.

Target Award Amount	For Named Executive Officers, the awards vary from 3.0 to 4.0 times the STIP award.
Performance Measures to Determine Award Size	The size of the award varies depending upon the corporate performance for the most recent year as measured by the performance scorecard used to determine the STIP payout, establishing a direct link between Corporate performance and grant size. Awards may be nil when corporate performance in a given year is below a threshold level. Future realized values at the time of vesting will reflect the then current stock price and the reinvestment of amounts calculated as dividends and attributed to the PSUs over the vesting period.
Dividends
For employees and officers, other than Senior Management, dividends are paid on outstanding, unvested, Common Shares. For Senior Management, amounts calculated as dividends payable on Common Shares are attributed to the PSUs, which are then reinvested into additional PSUs. These additional PSUs vest on the same date as the underlying PSU grant to which the dividends are attributed.

Performance Measures to Determine Vesting
For employees and officers, other than Senior Management, awards vest equally over a three year period and have a value based upon the then current value of such Common Shares. If the employee leaves the employment of the Corporation for any reason other than retirement at Normal Retirement Age, the unvested Common Shares are forfeited by the employee. For Senior Management, PSUs will vest after three years based on a weighted average of the Corporation’s performance on its relative reserves growth per share (1/3) and its relative total shareholder return (2/3) over the three year period, both of which are compared against the identified industry peers. If an individual leaves the employment of the Corporation for any reason other than retirement at Normal Retirement Age, the unvested PSUs are forfeited by the individual.

Payout	For employees and officers, other than Senior Management, payout is in Common Shares of the Corporation. The Common Shares purchased under the PSU Plan are restricted shares, as they can only be paid out in kind at vesting. For Senior Management, PSUs will be paid out in cash. A multiplier of 0% to 200% will be applied to the value of the PSUs at the time of vesting based on the Corporation’s performance against the indicated measures over the three calendar years prior to the vest date. The value of the PSUs is determined by multiplying the number of PSUs vesting by the Fair Market Value as of the Valuation Date. The payout table is set out below.
	Relative Performance Percentile	Payout Multiple
	< 20%	0
	20 - 39.9%	0.50x
	40 - 49.9%	0.75x
	50 - 59.9%	1.00x
	60 - 79.9%	1.50x
	80 - 100%	2.00x

27	Canadian Natural 2023 Management Information Circular

B.Stock Option Plan
The Committee believes that, to remain competitive in the crude oil and natural gas industry, it is important that the Corporation has a stock option plan available to maintain parity with compensation levels within the industry. The granting of reasonable levels of stock options should be used as part of the overall compensation package and provides a long-term incentive for all employees and officers to ensure they are aligned with shareholders and are striving to maximize shareholder value. The Board believes that the established policy of awarding stock options meets the Corporation’s business objectives. The maximum number of Common Shares issuable under the Amended Compiled and Restated Employee Stock Option Plan (the "SOP") is 7% of the Common Shares issued and outstanding from time to time (for more information on the SOP, see page 45).
The table below summarizes the characteristics of the SOP:

Form of Award	Option on Common Shares of the Corporation
Participants	Employees and officers of the Corporation. Directors are not eligible to receive stock options unless they provide ongoing day-to-day management services to the Corporation.
Exercise Price	The exercise price cannot be lower than market value at the time of granting the stock options.
Vesting	Annually at 20% per annum over five years commencing one year (for options granted on the basis of prior year performance) or two years (for options granted to new employees) after granting.
Term	For annual prior year based options, 5 years with expiry date being 30 days after last vesting.
Payout	The option plan facilitates holders of stock options to receive on exercise of the stock options one Common Share for each stock option exercised. The holder of stock options may elect to receive a cash payment of the difference between the market price of the Common Shares on the TSX and the exercise price of the options in lieu of Common Shares. This reduces the amount of dilution in the Corporation as no additional Common Shares are issued if the cash election is made by the option holder. The Corporation reports as an expense the cost associated with granting stock options.
Termination
For all employees including NEOs, unvested stock options are forfeited at the date of resignation, retirement, termination without cause, or termination with cause. Upon death, unvested options are cancelled, subject to the Compensation Committee’s direction to accelerate vesting. Vested options outstanding as at resignation, retirement, termination without cause or termination with cause must be exercised within 30 days from effective date or notice date. Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.
In the event of a change of control, if an NEO is terminated without cause as a result of the change of control event or within 24 months thereof, any unvested options would vest and be exercised within 30 days of such termination.

Restrictions	No one person can hold stock options pursuant to the option plan of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group to hold options amounting to 10% of the outstanding Common Shares.
Re-Pricing Policy	The Corporation has a policy not to re-price options.
In determining the number of options to be awarded, the Committee considers the grant date value determined by the Black-Scholes-Merton methodology (value reported in the Option-based Awards column of the Summary Compensation Table), published peer group data, corporate performance, individual performance, and other applicable factors. To assist in determining reasonable levels of stock options awarded to the NEOs, the Corporation uses published data of the peer companies as a guideline. In the aggregate, the number of options granted to the NEOs in 2022 represents 8.7% of all the options awarded to the Corporation’s employees in 2022. The SOP and the unallocated stock options pursuant thereto are subject to the approval of the shareholders at the Meeting. A resolution approving unallocated stock options under the SOP is submitted for approval by shareholders every three years, as required by the rules of the TSX, and shareholders are being asked to approve such a resolution at this Meeting.
C.Stock Savings Plan
The Corporation has established a Savings Plan for all permanent employees. Under the Savings Plan, employees may elect to contribute up to 10% of their gross annual salary and the Corporation contributes one and one-half times the contribution of the employee. Provided the employee does not leave the employment of the Corporation for any reason prior to the vesting dates, the Corporation’s portion of the contributions vests as follows:
▪For employees with less than five years of continuous participation in the Savings Plan, over a two-year period.
▪For employees who have five years of continuous participation in the Savings Plan, on January 1 of each year.
▪Upon retirement, if Normal Retirement Age (as defined at page 24) is reached.
The Savings Plan provides additional Common Share ownership in the Corporation by its executive officers and employees. The Common Shares are purchased on the TSX.

Canadian Natural 2023 Management Information Circular	28

DETERMINING COMPENSATION
Compensation levels of the Corporation’s employees and executive officers are reviewed annually by the Committee following performance reviews. The Committee continually considers the relative merits of the Corporation’s compensation practice. The approach provides the necessary flexibility to appropriately incentivize the Management team in managing the business of the Corporation through the cyclical nature of the crude oil and natural gas industry, yet, base a part of their “at risk” bonus payments on meeting specified established targets relating to financial results, strategic development of long life low decline assets, operations (production volumes and cost) and, safety, asset integrity and environmental risk management performance. This methodology is evaluated annually to ensure executive compensation is linked with the performance of the Corporation.
In arriving at the compensation levels paid by the Corporation to its executive officers, the Committee takes into account a number of factors including the expertise and experience of the individual, the overall performance of the Corporation, and, an evaluation of peer-company market data and performance. In addition, the Committee also periodically discuss with Hugessen, the external independent compensation consultants to the Committee, a review of:
(i)processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;
(ii)compensation trends within the Corporation’s geographic area;
(iii)common practices used by companies to compensate employees;
(iv)other trends in compensation practices for incentivizing and compensating employees; and
(v)other emerging corporate governance practices in executive compensation.

DECISION MAKING PROCESS
1. Analysis				➢2. Recommendation		➢3. Approval

Management receives input from compensation survey data, peer group data, proxy circular information.	→	Management analyzes the information		Compensation Committee consults with Hugessen Consulting
		↓		↓ ↑
		Management makes recommendations to the Compensation Committee	→	Compensation Committee reviews compensation data, performance metrics and weightings, results obtained and considers Management's recommendations	→	Compensation Committee makes final compensation decision.

29	Canadian Natural 2023 Management Information Circular

2022 COMPENSATION DECISIONS
Mr. N.M. Edwards, Executive Chairman, is a director and a member of the corporate Management Committee and a significant shareholder of the Corporation. He is paid an annual cash salary of $1 (one dollar) by the Corporation and does not participate in the Savings Plan. However, he is compensated relative to other Named Executive Officers with compensation comprised of bonus, PSUs and stock options, all of which are based upon the performance of the Corporation. In order to eliminate the undue influence an individual's variability in term, experience and compensation as President might have on Mr. Edwards' compensation, the Committee utilizes a notional base salary for the role of President in the calculation of Mr. Edwards’ bonus, PSUs and stock options while maintaining the functional relationship between the two positions. In 2021 the Committee utilized a notional base salary for the role of President of $770,000, the Committee used a base salary of $823,400 for Mr. Edwards in 2022 to reflect the base salary increases awarded to the NEOs during the year.
On March 16, 2022, the Committee approved a base salary increase of 3.5% for all employees, including all NEOs except Mr. M.A. Stainthorpe, who received an increase of 27.4% in recognition of his continued development and growth into the role of Chief Financial Officer and Senior Vice-President, Finance. In addition, on August 11, 2022, the Committee recognized the impact of an increase in the cost of living on Corporation's employees and, as a result, approved an increase in base salary for all employees, including an increase of 3.8% for the NEOs. Given the emphasis the Corporation places on performance based compensation, the actual pay level for NEOs in 2022 decreased by 4.6% when compared to 2021 levels, reflecting a drop in year over year performance as seen on the 2022 Performance Scorecard.
2022 Target Pay Levels and Mix
The following table shows the target pay levels and compensation mix for the NEOs based on the incentive plan designs described above.

	Executive Chairman N.M. Edwards	President and CEO T.S. McKay	COO, Oil Sands S.G. Stauth	COO, E&P T.J. Cassidy	CFO and SVP, Finance M.A. Stainthorpe
Annual Base salary(1)	$1	$638,885	$440,292	$331,442	$357,358
Target STIP Cash Bonus (% of based salary)	—(2)	120%	70%	70%	70%
Target STIP Cash Bonus	$1,333,908	$766,662	$308,204	$232,009	$250,150
Target Total Cash Compensation	$1,333,909	$1,405,547	$748,496	$563,451	$607,580
Performance Share Unit (% of bonus)	400%	333%	300%	300%	300%
Option-based LTIP (% of salary)	—(2)	525%	300%	300%	300%
Target Total Direct Compensation	$12,505,389	$7,312,678	$2,993,984	$2,253,804	$2,430,032
(1)    These amounts reflect 2022 base salary as at December 31, 2022.
(2)    Executive Chair STIP cash bonus and stock option based LTIP awards are based upon 135% of the STIP cash bonus and option based LTIP awards calculated on the basis of a notional base salary for the President’s role. See above for more information.
2022 Performance Scorecard
The Corporation established its 2022 performance targets as part of its 2022 budget, which was released on January 11, 2022. The resulting performance measures are assigned weightings as indicated in the scorecard below and the resultant overall score is utilized by the Compensation Committee to determine the performance bonus for the NEOs, and the other members of the Corporation’s Management Committee as well as the Corporation’s employees generally. In 2021, the Compensation Committee incorporated shareholder feedback related to the Corporation's environmental performance and long-term environmental goals and as such increased the weighting of Safety, Asset Integrity and Environmental performance measure by 50% to a weighting of 15%, while reducing the Financial performance measure to 25%. The increase in the Safety, Asset Integrity and Environmental weighting includes the addition of targets for North American E&P absolute methane emissions as well as abandonment and reclamation activity. Notwithstanding the foregoing, the Compensation Committee always retains the ability to apply discretion to the performance bonus awards made by the Corporation.

Canadian Natural 2023 Management Information Circular	30

The following table shows the 2022 actuals and compares those to both the 2022 targets and 2021 actual results to assess performance.

	Performance Metrics	2021 Actual(1)	2022 Budget(2)	2022 Result	Assessment of Performance	Performance Bonus Allocation
Financial (25%)	Balance Sheet strength:					45%
	– Debt to Book Capitalization(3)	27.4%	25.4% - 25.9%	21.6%	Outperformed
	– Debt/adjusted EBITDA(4)	0.9x	0.6x - 1.0x	0.5x	Outperformed

	Capital Expenditures ($MM)(5)	$3,451	$3,360 - $3,950	$3,922	Performed

	After Tax Returns:
	– on ave. common shareholders' equity(4)	22.2%	Improve over 2021	28.6%	Outperformed
	– on average capital employed(6)	15.6%	Improve over 2021	22.1%	Outperformed

	Adjusted funds flow(7) ($MM)	$13,733	$13,290 - $13,975	$19,791	Outperformed
	– per common share(6) ($)	$11.63	$12.00 - $12.60	$17.44	Outperformed
Strategic Capital Allocation (30%)	Deleverage Balance Sheet ($MM)(8)	$8,744	Execute	$3,895	Performed	50%
	Opportunistic Acquisition/(Disposition)	Horizon NCI Sasol Storm	Execute	Wembley (Cenovus) Pike (BP)	Outperformed
	Returns to Shareholders
	– Dividends ($MM)	$2,170	Increase	$4,926	Outperformed
	– Dividends per common share(9)	$2.00	Increase	$4.60	Outperformed
	– Common Share Purchases ($MM)	$1,581	Execute	$5,571	Outperformed
Operations (30%)	Total BOE Production (MBOE/d)	1,235	1,270 - 1,320	1,281	Performed	17%
	Total BOE Operating Cost ($/BOE)(10)	$11.62	$10.90 - $12.70	$12.98	Underperformed
Safety, Asset Integrity and Environmental (15%)	Recordable Injury Frequency (per 200,000 hours worked)	0.22	Improve over 2021	0.20	Outperformed	20%
	Total LTI frequency (per 200,000 hours worked)	0.020	Improve over 2021	0.010	Outperformed
	GHG emissions intensity (tonnes/BOE)	0.045	Improve over 2021	0.044	Performed
	Absolute Methane Emissions(11) (MTC02e)	2.55	Improve over 2021	2.35	Performed
	number of wells abandoned	3,079	2,771 - 3,387	3,121	Performed
	number of Reclamation Certificates submitted	898	808 - 988	1,057	Outperformed
	Pipeline Leaks(12) (number of leaks /1,000KM of pipeline)	1.17	1.05 - 1.29	1.31	Underperformed
Total Corporate Performance Score						132%
(1)2021 actual values are before acquisition costs and impact of operations.
(2)Notwithstanding 2021 results, the targets established for 2022 reflect the budget announcement on January 11, 2022 and the then current market conditions.
(3)Capital Management Measure. Refer to the "Non-GAAP and Other Financial Measures" section of the Corporation's MD&A, dated March 1, 2023.
(4)Non-GAAP Financial Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this Circular.
(5)Net Capital Expenditures (refer the "Non-GAAP and Other Financial Measures" section of the Corporation's MD&A, dated March 1, 2023) less strategic growth capital of $1,045 million, net property acquisitions of $470 million, midstream and refining costs of $9 million and head office costs of $25 million (See the Net Capital Expenditures table in the Corporation's MD&A, dated March 1, 2023 for details).
(6)Non-GAAP Financial Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of the Corporation's MD&A, dated March 1, 2023.
(7)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of the Corporation's MD&A, dated March 1, 2023.
(8)Reduction in 2022 ending long-term debt, net, before net property acquisition costs of $470 million, from 2021 levels.
(9)Dividends declared.
(10)Total BOE operating costs exclude energy costs in order to reduce the impacts of abnormally high or low energy input costs on assessed performance. Calculated as production expense divided by respective sales volumes. Natural gas and natural gas liquids production volumes approximate sales volumes.
(11)Absolute methane emissions reflect North America Exploration and Production only.
(12)Targeted range reflects +/- 10% of the prior period metric.
Note: A barrel of oil equivalent (“BOE”) is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1bbl conversion ratio may be misleading as an indication of value.

31	Canadian Natural 2023 Management Information Circular

Key 2022 Corporate Results
As shown in the scorecard, Canadian Natural exhibited very good strategic performance in 2022 through execution on the Corporation’s four pillar capital allocation strategy and continued focus on effective and efficient operations. Through its sustained commitment to continuous improvement, Canadian Natural’s Corporate Performance Scorecard produced a score of 132% of target in 2022. Throughout 2022, the Corporation demonstrated the strategic advantage of its diverse and balanced asset base and the Corporation’s ability to create value for its shareholders. The Corporation was disciplined in 2022 and had a strong year operationally and financially. As a result, the Corporation was able to deliver on its four pillar capital allocation strategy of improving its balance sheet strength, creating real returns for shareholders through its dividend and Common Share repurchase programs, as well as executing on opportunistic acquisitions and investing in resource value growth.
The key results for 2022 were:
▪Delivered strong performance and demonstrated the flexibility and strength of its unique assets, achieving record production of 1,281 MBOE/d with a disciplined capital program of approximately $5.0 billion, before net acquisitions.
▪Increased returns to shareholders with two increases to the quarterly dividend for a combined 45% increase to $3.40 per Common Share annually, a special dividend of $1.50 per Common Share and executed on the Corporation's free cash flow allocation policy delivering approximately $5.6 billion of share repurchases under its normal course issuer bid program.
▪Deleveraged balance sheet and reduced net debt by approximately $3.9 billion before net acquisition costs.
◦Debt to adjusted EBITDA and Debt to Book Capitalization ratios outperformed 2022 targets.
▪Generated top tier returns on average common shareholders' equity and average capital employed of 28.6% and 22.1% respectively.
▪Executed on opportunistic acquisitions of liquids-rich Montney assets (Wembley) and the remaining working interest in the Pike thermal in situ asset.
▪With continued focus on its core value of safety, the Corporation outperformed its target for loss time incidents.
▪The Corporation's continuous improvement culture delivered reductions in GHG emissions intensity from 2021 levels, including reductions of absolute methane emissions in North American E&P.
▪In recognition of its ongoing environmental stewardship commitment, the Corporation abandoned more than 3,100 wells in western Canada in 2022 and submitted more than 1,000 reclamation certificate applications.

Canadian Natural 2023 Management Information Circular	32

2022 STIP Award
As set out above, the Corporation’s 2022 performance is better than the typical corporate performance range, highlighting the 2022 performance results reflected in the Performance Scorecard. As reflected by the Performance Scorecard results, the Committee was of the view that the Corporation’s performance was strong as Management continued to adapt and guide the Corporation throughout the year. NEO Compensation in 2022 reflects this performance. The following graph shows the relationship between the Corporate Performance Score of 132% and the actual STIP and PSU bonus multiplier of 180% for 2022 as well the Corporate Performance Score and resulting STIP and PSU multipliers for 2020 and 2021. As the Corporate Performance Score changes with the Corporation's performance in a given year, the corresponding bonus multiplier increases or decreases accordingly. This functional relationship establishes the link between Corporate performance and NEO compensation and, given that the STIP and PSU comprise significant components of NEO compensation (see page 36), the interests of the shareholders in achieving or exceeding Corporate performance targets align with the compensation received by the NEOs.

Bonus
(% of Target)
200
175
150
125
100
75
50
25
0
2021
2022
2020
2022
Corporate performance score of 132%
results in bonus payout at 180%
2020
2022
2021
0
20
40
60
80
100
120
140
160
180
200
Corporate Performance Score (%)

Based on the foregoing, calculated STIP target awards for each of the NEOs are shown in the following table. The Committee relied upon the results of the Performance Scorecard for the compensation paid to all NEOs except Mr. Cassidy. Recognizing that Mr. Cassidy was new to the role and the responsibilities of his new position in 2022, the Committee reduced his actual cash bonus to reflect his limited experience. These adjustments are shown in the table under the heading “2022 Actual Pay Levels and Mix” on page 35.

Name	Base Salary(1)	Target Incentive (% of base salary)	STIP Performance Multiplier (% of target)	Calculated 2022 STIP Cash Bonus Award
N. Murray Edwards	$1	—(2)	180.0%	$2,401,034
Tim S. McKay	638,885	120%	180.0%	1,379,991
Scott G. Stauth	440,292	70%	180.0%	554,768
Trevor J. Cassidy	331,442	70%	180.0%	417,617
Mark A. Stainthorpe	$357,358	70%	180.0%	$450,271
(1)Base salary reflects the actual 2022 base salary earned by each of the NEOs in 2022.
(2)Mr. N.M. Edwards’ STIP cash bonus is equal to 135% of the STIP cash bonus calculated based upon a notional base salary for the President’s role. See page 30 for more information.

33	Canadian Natural 2023 Management Information Circular

2022 Performance Share Unit Award
Corporate performance results in a calculated STIP award of 180% of target awards which, in turn, forms the basis for the calculated PSU awards to the NEOs, as shown in the following table. The Committee did not deviate from the PSU multiple applied to the actual STIP awards under the PSU Plan for any of the NEOs. As a result, and as shown in the table under the heading “2022 Actual Pay Levels and Mix” on page 35, the actual PSU value awarded to Mr. Cassidy reflects his actual STIP award (as discussed above) and is different from the amount indicated in the table below.

Name	Base Salary(1)	Target STIP Cash Bonus (% of base salary)	STIP Performance Multiplier (% of target)	PSU as a Multiple of STIP Cash Bonus	Calculated 2022 PSU Award
N. Murray Edwards	$1	—(2)	180.0%	4.00x	$9,604,136
Tim S. McKay	638,885	120%	180.0%	3.33x	4,595,370
Scott G. Stauth	440,292	70%	180.0%	3.00x	1,664,304
Trevor J. Cassidy	331,442	70%	180.0%	3.00x	1,252,851
Mark A. Stainthorpe	$357,358	70%	180.0%	3.00x	$1,350,813
(1)Base salary reflects the actual 2022 base salary earned by the NEOs in 2022.
(2)Mr. N.M. Edwards’ STIP cash bonus is equal to 135% of the STIP cash bonus calculated based upon a notional base salary for the President’s role. See page 30 for more information.
2022 Stock Option Award and 2022 LTIP Share Election
Canadian Natural develops the stock option grant levels from the peer group data, the target pay position, the pay mix and 2022 corporate performance.
Option valuation and grant calculations
Canadian Natural estimated the value of stock options during 2020 - 2022 using the Black-Scholes-Merton model.

Year	Stock Price	Option Value	Expected Life (years)	Dividend Yield	Forfeiture Rate	Volatility	Risk Free Rate
2022	$79.64	$18.23	4.2	4.5%	5.4%	36.2%	3.7%
	$79.77	$18.05	4.2	4.3%	5.4%	36.2%	3.0%
2021	$73.83	$15.48	4.2	4.1%	5.0%	35.0%	1.9%
	$64.15	$13.63	4.2	3.7%	5.0%	34.8%	1.6%
2020	$40.12	$6.84	4.3	4.7%	4.7%	33.0%	0.8%
	$29.60	$4.75	4.3	5.7%	4.7%	33.0%	0.3%
The Corporation has an election process whereby 100% of the stock option awards are allotted to a NEO, with 50% of that allotment granted at that time. The NEO can elect to receive the remaining 50% of the allotment as either stock options or Common Shares. If the NEO elects to receive Common Shares in lieu of the remaining options, such options would not be granted. The number of Common Shares a NEO would receive in lieu of the options is determined by multiplying a discounted Black-Scholes-Merton value for the stock option by the number of stock options allotted (not granted) to the NEO. The resulting total is then used to buy Common Shares on the TSX, which results in the Common Share election having an anti-dilutive effect on the outstanding Common Shares. The Common Shares purchased are not immediately available to the NEO but, rather, vest equally to the NEO over three years every November provided that the NEO is employed by the Corporation at time of vesting.
For 2022, Mr. McKay elected to receive his 50% allotment (100,000 stock option awards) as Common Shares. To determine the value he would receive for the purchase of Common Shares, the value per option was determined to be $5.00, a discounted value to the Black-Scholes Merton value of $18.05 per option as at the date of the initial grant, which was then multiplied by the number of options.

Canadian Natural 2023 Management Information Circular	34

The actual aggregate value of the stock options granted to those individuals electing to receive their allotted stock options was higher than the allotted stock option value due to a higher Black-Scholes-Merton value at the time they were granted. The table below shows the target and actual value of the stock options and, as applicable, the resulting Common Share election for each of the NEOs in 2022.

Name	Base Salary	Target Incentive (% of base salary)	Target 2022 Stock Option/ Share Election Award Value	Actual Allocated Option Award Value	Actual Award Value Elected to be Taken in Common Shares (see 2022 LTIP Share Election Above)	Total Actual Aggregate Stock Option/ Share Election Award Value	2022 Number of Stock Options	2022 Number of Common Shares Elected to Receive(2)
N. Murray Edwards	$1	—(1)	$5,835,848	$3,610,000	$—	$3,628,000	200,000	N/A
Tim S. McKay	638,885	525%	3,354,146	3,610,000	500,000	2,305,000	100,000	—
Scott G. Stauth	440,292	300%	1,320,896	1,579,375	—	1,587,250	87,500	N/A
Trevor J. Cassidy	331,442	300%	994,326	1,579,375	—	1,587,250	87,500	N/A
Mark A. Stainthorpe	$357,358	300%	$1,072,074	$1,579,375	$—	$1,587,250	87,500	N/A
(1)Mr. N.M. Edwards’ Target Stock Option Award is equal to 135% of the Target Stock Option Award calculated based upon a notional base salary for the President’s role. See page 30 for more information.
(2)The Common Shares to be purchased for the 2022 Common Share election had not been purchased as of March 15, 2023.
2022 Actual Pay Levels and Mix
The following table shows the actual pay levels for the NEOs based on the 2022 performance incentive plan designs and the Common Share election described above.

	Executive Chairman N.M. Edwards	President and CEO T.S. McKay	COO, Oil Sands S.G. Stauth	COO, E&P T.J. Cassidy	CFO, and SVP Finance M.A. Stainthorpe
Base salary(1)	$1	$638,885	$440,292	$331,442	$357,358
STIP Cash Bonus (% of salary)	—(2)	216%	126%	100%	126%
STIP Cash Bonus ($)	$2,401,034	$1,379,991	$554,768	$330,000	$450,271
Total Cash Compensation	$2,401,035	$2,018,876	$995,060	$661,442	$807,629
Performance Share Unit (% of bonus)	400%	333%	300%	300%	300%
Performance Share Units ($)	$9,604,136	$4,595,370	$1,664,304	$990,000	$1,350,813
Option/Election-based LTIP (% of salary)	—(2)	361%	360%	479%	444%
Option/Election-based LTIP ($)	$3,628,000	$2,305,000	$1,587,250	$1,587,250	$1,587,250
Total Direct Compensation	$15,633,171	$8,919,246	$4,246,614	$3,238,962	$3,745,692
All other compensation	$—	$107,314	$77,866	$59,611	$63,627
Total Compensation	$15,633,171	$9,026,560	$4,324,480	$3,298,303	$3,809,319
(1)Base salary reflects the actual 2022 base salary for each of the NEOs as at December 31, 2022.
(2)Mr. N.M. Edwards’ STIP cash bonus is equal to 135% of the STIP cash bonus calculated based upon the notional base salary for the President’s role. Mr. Edwards’ Option/Election LTIP award is calculated based upon the notional base salary for the President’s role. See page 30 for more information.

35	Canadian Natural 2023 Management Information Circular

The table below illustrates the actual total direct compensation pay mix (as a percentage of Total Direct Compensation (“TDC”)) among the NEOs for 202

	Executive Chairman N.M. Edwards	President and CEO T.S. McKay	COO, Oil Sands S.G. Stauth	COO, E&P T.J. Cassidy	CFO and SVP, Finance M.A. Stainthorpe
Base salary	—%	7%	10%	10%	10%
STIP Cash Bonus	15%	15%	13%	10%	12%
Performance Share Unit	62%	52%	40%	31%	36%
Option-based LTIP	23%	26%	37%	49%	42%
Link between 2022 Corporate Performance and 2022 Named Executive Officer Compensation
During 2022, Canadian Natural performed at a level that produced an aggregate corporate performance score of 132% of target based on the Committee’s assessment of corporate performance. This performance score results in a payout of 180% of target for the STIP and PSU. The score reflects strong fiscal and operational performance through continued focus on effective and efficient operations and strategic execution, while maintaining our core values for safety, asset integrity and the environment. In 2022, NEO Compensation represented 0.04% of the Corporation’s enterprise value and 0.09% of its net revenue. Furthermore, as noted above, the TDC for NEOs is significantly weighted towards equity derived compensation, linking executive compensation to shareholder value.
Having considered these results, except for the adjustments discussed above, the Compensation Committee did not apply any discretion to adjust the bonus award amount for the NEOs including the President. The Compensation Committee awarded the President a commensurate level of compensation including a cash bonus of $1,379,991 and a PSU award of $4,595,370. The Committee also awarded 200,000 stock options after considering both size of the award and its estimated expected value. Altogether the President’s base salary, bonus, PSU and stock option award and all other compensation, result in total compensation for the President of $9,026,560, a reduction of 4.5% from 2021 pay. Canadian Natural believes this is consistent with compensation for comparable performance among Canada’s larger exploration and production companies for the President role and reflects the change in the Corporation's performance from 2021.
Alignment of Corporate Performance and President’s Compensation Over Time
Compensation at Canadian Natural is structured to encourage Common Share ownership and an alignment to the long-term interests of shareholders. The table below shows the alignment of corporate performance with the President’s compensation over time and also shows:
▪the value of awarded compensation (i.e., base salary, STIP awards, PSUs that have vested and paid out, and exercised option gains); and
▪realizable compensation (i.e., the in-the-money value of vested and unvested PSUs and stock options that have not yet paid out or been exercised).
The table also compares:
▪the grant date value of total direct compensation awarded to the President relative to the actual value received from his compensation commencing in 2018; and
▪the value of $100 compensation awarded in relation to the value of $100 invested in the Common Share at the beginning of the periods indicated.

Canadian Natural 2023 Management Information Circular	36

The table reaffirms the alignment between the design of the incentive programs and Canadian Natural’s relative total shareholder return.

	Total Direct Compensation Awarded(1)	Actual Total Direct Compensation Value at Dec 31, 2022	Value of $100
Year			Period	President’s Pay(2)	Shareholder(3)
2018	$7,139,388	$24,528,176	12/31/2018 to 12/31/2022	$344	$289
2019	8,058,763	29,536,786	12/31/2019 to 12/31/2022	367	217
2020	7,672,470	30,474,020	12/31/2020 to 12/31/2022	397	274
2021	9,343,057	11,019,943	12/31/2021 to 12/31/2022	118	150
(1)Includes base salary, STIP, and grant date value of PSUs and stock options awarded at year end based on performance during the year.
(2)Represents the actual value for each $100 awarded to T.S. McKay for 2018 - 2021.
(3)Represents the cumulative value of a $100 investment in Common Shares made on the first trading day of the period indicated, assuming dividend reinvestment.
The chart below outlines the President’s awarded compensation level and the Corporation’s total shareholder return between 2018 and 2022. In general, changes in the pay levels are consistent with changes in annual TSR of the Corporation. This trend is consistent with our compensation philosophy – that pay and performance should be closely linked.

2018 - 2022
Pay vs TSR

Canadian Natural's Indexed TSR
(% Indexed to December 31, 2018)
President Pay
($000)
250%
200%
150%
100%
50%
0%
$12,000
$9,000
$6,000
$3,000
2019
2020
2021
2022
President TDC ($000)(1)
$8,059
$7,672
$9,343
$8,919
Canadian Natural's Indexed TSR
101%
80%
146%
219%

(1) Reflects Mr. T.S. McKay's TDC.

37	Canadian Natural 2023 Management Information Circular

Total Shareholder Return and Reserves per Share Growth

	3 Year TSR (C$)(1)	3 Year Reserves Growth(2)
Canadian Natural Resources Limited	117%	28%
Primary Group(3)
Peer 1	108%	(27%)
Peer 2	75%	(2%)
Peer 3	26%	N/A
Peer 4	14%	—%
Peer 5	(7%)	N/A
Secondary Group(4)
Peer 6	202%	47%
Peer 7	148%	5%
Peer 8	116%	31%
Peer 9	98%	—%
Peer 10	89%	26%
Summary Statistics
P75	114%	27%
Median	94%	3%
P25	38%	(1%)
S&P TSX Oil and Gas Exploration & Production Index	120%	N/A
(1)Information per Bloomberg.
(2)Three year reserves growth per weighted average diluted shares outstanding reflects total proved reserves (before royalties) determined in accordance with NI51-101 for the Primary Group and net total proved reserves (after royalties) determined in accordance with SEC regulation S-X for the Secondary Group.
Sourced from company reports.
(3)Primary Group includes Cenovus Energy Inc., Crescent Point Energy Corp., Enbridge Inc., Suncor Energy Inc. and TC Energy Corporation.
(4)Secondary Group includes Apache Corp., Devon Energy Corporation, EOG Resources Inc., Marathon Oil Corporation and Ovintiv Inc.
Note: Primary and Secondary Group data in table sorted descending on 3 year TSR.
The PSUs awarded to Senior Management in 2020 vest in April 2023 based upon the payout mechanism described on page 27. The Corporation’s three year relative performance against its peer group measured in the 80th percentile in respect of 3 year TSR (based on outperforming 8 of 10 peers with a 3 year TSR of 117%) and in the 75th percentile in respect of 3 year reserves per share growth (based on outperforming 6 of 8 peers with 3 year reserves per share growth of 28%).
Based upon the performance achieved by the Corporation over the three year period 2020 - 2022 inclusive, the payout multiple to be applied in respect of this vesting is 1.83x, as shown in the calculation below:
PSU payout multiple = (TSR payout multiple x 0.66) + (Reserves/share payout multiple x 0.34)
PSU payout multiple for PSUs paying out in 2022 = (2.00 x 0.66) + (1.50 x 0.34) = 1.83

Canadian Natural 2023 Management Information Circular	38

EXECUTIVE COMPENSATION
The following table sets forth all direct and indirect remuneration for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2020, 2021, and 2022 in respect of each NEO.
Summary Compensation Table

				Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Option Based Awards(1)	Annual Incentive Plans(2)	Long-term Incentive Plans(3)	All Other Compensation(4)	Total Compensation
N. Murray Edwards Executive Chair Age 63 Years of Service 34	2022	$1	$3,628,000	$2,401,034	$9,604,136	$—	$15,633,171
	2021	$1	$3,638,750	$2,494,800	$9,979,200	$—	$16,112,751
	2020	$1	$4,636,000	$1,786,050	$7,144,200	$—	$13,566,251

Tim S. McKay President and CEO Age 61 Years of Service 32	2022	$638,885	$2,305,000	$1,379,991	$4,595,370	$107,314	$9,026,560
	2021	$616,600	$2,328,750	$1,479,840	$4,927,867	$118,031	$9,471,088
	2020	$519,940	$2,897,500	$982,686	$3,272,344	$105,749	$7,778,219

Scott G. Stauth Chief Operating Officer, Oil Sands Age 57 Years of Service 26	2022	$440,292	$1,587,250	$554,768	$1,664,304	$77,866	$4,324,480
	2021	$424,500	$1,273,563	$595,000	$1,785,000	$84,952	$4,163,015
	2020	$373,269	$1,014,125	$412,000	$1,236,000	$78,443	$3,113,837

Trevor J. Cassidy(5) Chief Operating Officer, E&P Age 49 Years of Service 24	2022	$331,442	$1,587,250	$330,000	$990,000	$59,611	$3,298,303
	2021	$277,185	$727,750	$215,000	$591,250	$60,965	$1,872,150
	2020	$258,212	$579,500	$150,000	$412,500	$58,237	$1,458,449

Mark A. Stainthorpe Chief Financial Officer and Senior Vice-President, Finance Age 45 Years of Service 20	2022	$357,358	$1,587,250	$450,271	$1,350,813	$63,627	$3,809,319
	2021	$293,700	$1,273,563	$460,000	$1,380,000	$60,965	$3,468,228
	2020	$247,442	$1,014,125	$300,000	$900,000	$54,345	$2,515,912

Darren M. Fichter(5) Executive Advisor, E&P Age 52 Years of Service 27	2022	$276,366	$—	$40,000	$—	$17,541	$333,907
	2021	$379,100	$815,063	$475,000	$1,425,000	$77,340	$3,171,503
	2020	$333,307	$1,014,125	$367,000	$1,101,000	$70,841	$2,886,273

Total Aggregate NEO Compensation	2022	$2,044,344	$10,694,750	$5,156,064	$18,204,623	$325,959	$36,425,740
	2021	$1,991,086	$10,057,439	$5,719,640	$20,088,317	$402,253	$38,258,735
	2020	$1,732,171	$11,155,375	$3,997,736	$14,066,044	$367,615	$31,318,941
(1)The grant date fair value is determined using Black-Scholes-Merton pricing model of options granted in the year. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and performing value comparisons. The options on date of grant have no intrinsic value as the strike price is the closing price of the Common Shares on the TSX on the day preceding the grant. The NEOs do not receive any value for these options until options are vested and exercised under the terms of the stock option plan, provided the price of the Common Shares on the TSX is higher than the strike price of the options at time of exercise. The Black-Scholes-Merton assumptions used by the Corporation are reported on page 34. If the NEO elected to receive 50% of their stock option award as Common Shares, the dollar value equal to the price of the Common Shares purchased on the TSX is included.
(2)The amount shown as Annual Incentive Plans is the cash bonus award to each of the NEOs for personal and corporate performance during the year.
(3)PSU Plan awards are in the form of a cash payment calculated as a multiple of the cash bonus for the purpose of purchasing PSUs that mirror the Common Shares on behalf of the NEO. The PSUs vest approximately three years from the date of grant and any dividends declared payable on the Common Shares are also calculated on the same basis for PSUs and are attributed to the unvested PSUs and reinvested in additional PSUs, which vest on the same date as the underlying grant. If the NEO leaves the employment of the Corporation for any reason before Normal Retirement Age, the unvested PSUs are forfeited by the NEO under the terms of the plan.

39	Canadian Natural 2023 Management Information Circular

(4)All Other Compensation is comprised of the aggregate value of perquisites and benefits and the unvested portion in each year of the Corporation’s contribution to the Savings Plan for each NEO who is a participant in the plan. The Corporation’s contribution to the Savings Plan for each NEO who is a participant in the plan vests on January 1 each year. The unvested portion of the Corporation’s contribution as at December 31, 2021 for each NEO who is a participant in the plan and which vested January 1, 2023 is as follows: T.S. McKay, $98,440; S.G. Stauth, $67,838; T.J. Cassidy, $50,966; M.A. Stainthorpe, $54,892; and D.M. Fichter, $9,250. The value in aggregate of perquisites and benefits which is comprised only of health, life insurance premiums and parking for each NEO is less than $50,000 and is less or worth less than 10% of total salary for 2022.
(5)Mr. D.M. Fichter resigned from his role as Chief Operating Officer, E&P effective April 4, 2022 and assumed the role of Executive Advisor, E&P for the remainder of 2022. At the same time, Mr. T.J. Cassidy was promoted to the role of Chief Operating Officer, E&P from his role as Senior Vice-President, Thermal. Mr. Fichter would have been an NEO had he remained in his role throughout 2022 and, as a result, is included herein.
The table below illustrates the number of PSUs granted to each of the NEOs and the price at which such PSUs were granted.

Named Executive Officer	PSUs granted year end 2022 at a Price of $75.03	PSUs granted year end 2021 at a Price of $52.32	PSUs granted year end 2020 at a Price of $31.23
N. Murray Edwards	128,009	190,748	228,797
Tim S. McKay	61,249	94,194	104,799
Scott G. Stauth	22,183	34,119	39,584
Trevor J. Cassidy	13,195	27,238	35,260
Mark A. Stainthorpe	18,004	26,378	28,823
Darren M. Fichter(1)	—	27,238	35,260
Total PSUs Granted to NEOs	242,640	399,915	472,523
(1)    Mr. D.M. Fichter resigned from his role as Chief Operating Officer, E&P effective April 4, 2022 and assumed the role of Executive Advisor, E&P for the remainder of 2022 and, as a result, did not receive any PSUs in 2022.

In addition, the NEOs who elected, in any of 2020, 2021 and 2022, to receive 50% of their stock option award as Common Shares are indicated in the following table.

Named Executive Officer	Value of 2022 Share Election(1)	Shares Purchased for 2021 Share Election at an Average Purchase Price of $76.18	Shares Purchased for 2020 Share Election at an Average Purchase Price of $38.93
Tim S. McKay	$500,000	8,205	—
Darren M. Fichter(2)	$—	2,871	—
(1)    The Common Shares to be purchased from the 2022 Common Share election had not been purchased as of March 15, 2023.
(2)    Mr. D.M. Fichter resigned from his role as Chief Operating Officer, E&P effective April 4, 2022 and assumed the role of Executive Advisor, E&P for the remainder of 2022 and, as a result, did not receive stock options in 2022.

Canadian Natural 2023 Management Information Circular	40

Incentive Plan Awards
The following table lists (i) the number of securities underlying unexercised options granted to each of the NEOs and the net benefit of the in-the-money options; and (ii) the number of unvested PSUs granted to each of the NEOs and the net benefit thereof, both as at December 31, 2022. The number of securities underlying unexercised options listed in the table below includes unvested options and PSUs. The value of those unvested options and PSUs could not be realized by the NEO as at December 31, 2022. The Corporation does not have a treasury-based Common Share award program.

	Option Based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price($)	Option Expiration Date	Value of Unexercised In-the-money Options($)(1)	Number of PSUs that have not Vested	Vesting Date	Value of Unvested PSUs($)(1)(2)(3)(4)

N. Murray Edwards	225,000	35.27	March 1, 2024	8,982,000	252,594	April 1, 2023	34,756,353
	225,000	37.09	March 1, 2024	8,572,500	251,091	April 1, 2024	18,879,532
	225,000	38.71	February 28, 2025	8,208,000	190,748	April 1, 2025	15,084,392
	400,000	29.32	February 27, 2026	18,348,000	200,617	April 1, 2026	9,624,997
	400,000	40.12	February 27, 2026	14,028,000
	125,000	64.15	February 26, 2027	1,380,000
	125,000	73.83	February 26, 2027	170,000
	100,000	79.77	March 24, 2028	—
	100,000	79.64	March 24, 2028	—

Tim S. McKay	187,500	35.27	March 1, 2024	7,485,000	135,503	April 1, 2023	18,644,901
	187,500	37.09	March 1, 2024	7,143,750	115,010	April 1, 2024	8,647,602
	110,000	39.29	March 7, 2024	3,949,000	99,067	April 1, 2025	7,448,848
	187,500	38.71	February 28, 2025	6,840,000	61,249	April 1, 2026	4,605,312
	187,500	20.76	February 28, 2025	10,205,625
	250,000	29.32	February 27, 2026	11,467,500
	250,000	40.12	February 27, 2026	8,767,500
	125,000	64.15	February 26, 2027	1,380,000
	100,000	79.77	March 24, 2028	—

Scott G. Stauth	40,500	35.27	March 1, 2024	1,616,760	44,732	April 1, 2023	6,155,020
	2,700	37.09	March 1, 2024	1,028,700	43,441	April 1, 2024	3,266,329
	5,400	38.71	February 28, 2025	1,969,920	35,885	April 1, 2025	2,698,193
	54,000	20.76	February 28, 2025	2,939,220	22,183	April 1, 2026	1,667,940
	70,000	29.32	February 27, 2026	3,210,900
	70,000	40.12	February 27, 2026	2,454,900
	43,750	64.15	February 26, 2027	483,000
	43,750	73.83	February 26, 2027	59,500
	43,750	79.77	March 24, 2028	—
	43,750	79.64	March 24, 2028	—

Trevor J. Cassidy	19,000	35.27	March 1, 2024	758,480	16,926	April 1, 2023	2,328,979
	9,500	37.09	March 1, 2024	361,950	14,498	April 1, 2024	1,090,105
	28,500	38.71	February 28, 2025	1,039,680	11,886	April 1, 2025	893,708
	28,500	20.76	February 28, 2025	1,551,255	13,195	April 1, 2026	992,132
	40,000	29.32	February 27, 2026	1,834,800
	50,000	40.12	February 27, 2026	1,753,500
	25,000	64.15	February 26, 2027	276,000
	25,000	73.83	February 26, 2027	34,000
	43,750	79.77	March 24, 2028	—
	43,750	79.64	March 24, 2028	—

41	Canadian Natural 2023 Management Information Circular

	Option Based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price($)	Option Expiration Date	Value of Unexercised In-the-money Options($)(1)	Number of PSUs that have not Vested	Vesting Date	Value of Unvested PSUs($)(1)(2)(3)(4)

Mark A. Stainthorpe	6,000	35.27	March 1, 2024	239,520	24,180	April 1, 2023	3,327,112
	3,000	37.09	March 1, 2024	114,300	31,631	April 1, 2024	2,378,335
	40,500	38.71	February 28, 2025	1,459,200	27,743	April 1, 2025	2,085,996
	67,500	20.76	February 28, 2025	3,674,025	18,004	April 1, 2026	1,353,721
	87,500	29.32	February 27, 2026	4,013,625
	87,500	40.12	February 27, 2026	3,068,625
	43,750	64.15	February 26, 2027	483,000
	43,750	73.83	February 26, 2027	59,500
	43,750	79.77	March 24, 2028	—
	43,750	79.64	March 24, 2028	—

Darren M. Fichter(5)	17,946	35.27	March 1, 2024	716,404	40,299	April 5, 2023	5,545,050
	26,090	38.71	February 28, 2025	951,763	38,696	April 2, 2024	2,909,552
	16,200	20.76	February 28, 2025	881,766	28,647	April 2, 2025	2,153,968
	44,340	29.32	February 27, 2026	2,033,876
	31,500	40.12	February 27, 2026	1,104,705
	27,429	64.15	February 26, 2027	302,816

(1)The closing price of the Common Shares on the TSX on December 31, 2022 was $75.19.
(2)The number of PSUs includes PSUs accumulated since the date of grant through the reinvestment into PSUs of amounts calculated as dividends payable on Common Shares, which are then attributed to the PSUs. These additional PSUs vest on the same date as the underlying PSU grant.
(3)The value of the PSUs vesting on April 1, 2023 is calculated as at December 31, 2022 based upon a performance payout multiple of 1.83x, meaning that the Corporation’s actual performance was in the top range of peer performance over the 3 year performance period prior to vesting (see page 38 for details).
(4)The value of the PSUs vesting on April 1, 2024, April 1, 2025 and April 1, 2026 are calculated as at December 31, 2022 based upon a performance payout multiple of 1.00x, meaning that the Corporation’s performance matched that of its peer group over the 3 year performance period prior to vesting. The Corporation’s actual performance cannot be determined as the comparative performance period for each grant has not ended. The information on page 38 provides comparative peer performance over the 3 year period for both TSR and reserves per share growth and is indicative of better than average performance.
(5)Mr. D.M. Fichter resigned from his role as Chief Operating Officer, E&P effective April 4, 2022 and assumed the role of Executive Advisor, E&P for the remainder of 2022 and, as a result, had the number of previously granted stock options reduced to reflect his change in role. As noted above, Mr. Fichter did not receive any PSUs or stock options in 2022.
Incentive plan awards – value vested or earned during the year

Name	Option-based Awards – Value vested during the year(1)	Share-based Awards – Value vested during the year(2)	Non-equity incentive plan compensation – Value earned during the year(3)
N, Murray Edwards	$14,458,650	$21,158,080	$1,251,599
Tim S. McKay	12,211,615	10,872,912	251,494
Scott G. Stauth	4,392,050	3,681,666	2,521
Trevor J. Cassidy	2,688,963	1,404,254	1,815
Mark A. Stainthorpe(4)	$2,966,649	$—	$1,883
Darren M. Fichter	$3,250,046	$3,294,596	$62,922
(1)This is the aggregate net benefit the NEO would have received before tax had the NEO exercised the option on date of vesting based on the closing price of the Common Shares on the TSX on the day prior to vesting.
(2)The Corporation does not have a treasury based Common Share award program. PSU awards only vest 3 years following the date of grant such that PSU awards made in respect of 2018 compensation vested on April 1, 2022 using a performance payout multiple of 2.00x and a price of $52.32, and, as a result, these values are included.
(3)If a NEO elected to receive 50% of their stock option award as Common Shares in previous years, the Common Shares purchased vest equally over three years and the dollar value of the Common Shares that vested during the year is included. The aggregate benefit to the NEO is based on the closing price of the Common Shares on the TSX the day prior to vesting.
(4)PSU awards made to Mr. M.A. Stainthorpe prior to March 29, 2019 are in the form of a cash payment deposited into the Savings Plan for the purpose of purchasing Common Shares on the TSX, on behalf of the NEO, which vest over a three year period pursuant to the Employee Share Bonus program. In 2022, Mr. Stainthorpe had no PSUs or Common Shares under the Employee Share Bonus program available for vesting.

Canadian Natural 2023 Management Information Circular	42

Pension Plan Benefits
The Corporation does not provide a pension plan for its NEOs.
Termination and Change of Control Benefits
The Corporation has not entered into any employment service contracts or change of control agreements with the NEOs. Depending on the conditions of termination, salary and benefit programs are affected as follows:

Resignation
–All salary and benefit programs cease as at effective date of resignation.
–Annual cash and PSUs are no longer paid.
–Unvested options outstanding as at effective date of resignation are forfeited.
–Vested options outstanding as at effective date of resignation must be exercised within 30 days from effective date of resignation.
–Unvested portion of Common Shares in the Savings Plan and PSUs as at effective date of resignation is forfeited.
–Unvested portion of Common Shares in the Savings Plan purchased through the Common Share election is forfeited unless Normal Retirement Age is reached.

Retirement
–All salary and benefit programs cease as at effective date of retirement.
–Annual cash and PSUs are no longer paid.
–Unvested options outstanding as at effective date of retirement are forfeited.
–Vested options outstanding as at effective date of retirement must be exercised within 30 days from effective date of retirement.
–Unvested portion of Common Shares in the Savings Plan and PSUs vest if Normal Retirement Age (as described in the matrix set out on page 24) is reached or are otherwise forfeited.
–Unvested portion of Common Shares in the Savings Plan purchased through the Common Share election is forfeited.

Death
–All salary and benefit programs cease as at date of death except for payout of any applicable insurance benefits.
–Annual cash and PSUs are not paid.
–Unvested options outstanding at date of death are cancelled unless vesting is accelerated pursuant to the terms of the option plan.
–Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.
–Unvested portion of Common Shares in Savings Plan and PSUs vest at date of death except for those Common Shares purchased through the Common Share election, which are forfeited.

Termination without cause
–All salary and benefit programs cease on effective date of termination.
–Annual cash and PSUs are no longer paid.
–Unvested options outstanding on Notice Date of termination are forfeited.
–Vested options outstanding on Notice Date of termination must be exercised within 30 days from Notice Date as defined in the stock option plan.
–Unvested portion of Common Shares in Savings Plan and PSUs are forfeited unless individual reaches Normal Retirement Age (as described in the matrix set out on page 24).
–Severance provided on an individual basis reflecting service, experience and salary level.
–Unvested portion of Common Shares in the Savings Plan purchased through the Common Share election is forfeited.
–Upon a change of control event, all unvested stock options, unvested Savings Plan Common Shares and unvested PSUs, vest immediately provided that the individual is terminated without cause as a result of the change of control or within a 24 month period from the change of control event.

Termination for cause
–All salary and benefit programs cease on effective date of termination.
–Annual cash and PSUs are no longer paid.
–Unvested options outstanding as at Notice Date of termination are forfeited.
–Vested options outstanding as at Notice Date of termination must be exercised within 30 days from effective date of Notice Date.
–Unvested portion of shares in Savings Plan and PSUs are forfeited unless individual reaches Normal Retirement Age (as described in the matrix set out on page 24).
–Unvested portion of Common Shares in the Savings Plan purchased through the Common Share election is forfeited.

43	Canadian Natural 2023 Management Information Circular

The Corporation has not entered into any employment agreements or change of control agreements with any of its executives. Pursuant to the terms of the SOP and the Savings Plan, all unvested options and all unvested Common Shares upon change of control of the Corporation immediately vest provided that the NEO is terminated upon change of control or within 24 months thereof. In addition, NEOs would be entitled to severance in respect of base salary and cash bonus based upon their length of service, experience and salary level. The following table outlines the estimated incremental payments (not including any payments on account of normal termination) the NEOs would have received had a change of control, as defined in the respective plan, occurred effective December 31, 2022 and they had been terminated immediately as a result thereof.

Name	Base Salary(1)	Cash Bonus(1)	Performance Share Unit(2)	Accelerated Option Vesting(3)	Accelerated PSU Vesting(3)(4)	Share Election Accelerated Vesting(3)(5)
N. Murray Edwards	$—	$—	$9,604,136	$59,688,500	$68,720,277	$—
Tim S. McKay	—	—	4,595,370	57,238,375	34,741,351	500,000
Scott G. Stauth	—	—	1,664,304	11,308,000	12,119,542	—
Trevor J. Cassidy	—	—	990,000	7,609,655	4,312,792	—
Mark A. Stainthorpe	$—	$—	$1,350,813	$13,111,795	$7,791,443	$—
(1)Severance provided on an individual basis reflecting service, experience and salary level.
(2)This is the actual dollar value of the PSU awards for 2022 performance.
(3)The closing price of the Corporation’s Common Shares on the TSX on December 31, 2022 was $75.19.
(4)This reflects the dollar value of the PSUs granted on the basis of 2019, 2020 and 2021 performance plus any dividends attributed thereto as at December 31, 2022, assuming a 1.83x performance payout multiple for the 2019 grant and a 1.00x performance payout multiple for 2020 and 2021 grants (see payout matrix on page 27) for the PSUs.
(5)For Common Shares, this is the dollar value of the unvested Common Shares as received in lieu of stock options under the option election program at December 31, 2022. For those individuals who elected to receive Common Shares in lieu of stock options for 2022, this amount includes the dollar value of that election. The Common Shares in respect of the 2022 election have not been acquired as of March 15, 2023.

Canadian Natural 2023 Management Information Circular	44

Equity Compensation Plan Information
To remain competitive with its industry peer group and to provide parity with compensation levels within the industry, the Corporation believes that granting of stock options should be used to augment the overall compensation package and therefore has maintained a long-standing policy of awarding stock options to its officers, employees and designated Service Providers under the SOP. Independent directors are not eligible to receive options under the SOP. In order to determine the reasonable number of stock options to be awarded to executive officers and employees at all levels and in order to remain competitive with and maintain parity in the industry, the Corporation, in addition to considering the performance of the individual employee, the overall performance of the Corporation and other applicable factors, uses published data of its peer companies.
The stock options issued pursuant to the SOP are non-assignable, have an expiry term not to exceed six years and are exercisable at 20% per year commencing one or two years (for options awarded to new employees at the time of hire) after the date of grant. The exercise price of the options is determined as the closing market price on the TSX the day prior to the date of the grant. The aggregate number of Common Shares available for issuance under the SOP to any one person shall not exceed 5% of the issued and outstanding Common Shares. The SOP provides that (i) the aggregate number of Common Shares reserved for issuance under the SOP, together with all other share based compensation plans shall be equal to 7% of the issued and outstanding Common Shares; (ii) the aggregate number of Common Shares reserved for issuance to insiders pursuant to all share based compensation plans including options shall not exceed 10% of the issued and outstanding Common Shares; and (iii) the aggregate number of Common Shares issued to insiders pursuant to all share based compensation plans including options within any one year period shall not exceed 10% of the issued and outstanding Common Shares. The Corporation does not provide any form of financial assistance to facilitate the purchase of securities pursuant to the SOP.
Options are exercisable only during the term of employment with the Corporation and provided that the option holder is not subject to a collective agreement as defined in the SOP. If an Optionee ceases to be a Service Provider to the Corporation for any reason, all unvested options granted to such Optionee shall immediately terminate and be of no further force and effect and all vested options granted to such Optionee and not exercised within 30 days of the Optionee ceasing to be a Service Provider for any reason other than death shall terminate. If an Optionee dies while a Service Provider to the Corporation, any Option which has vested at the date of death shall be exercisable from three to twelve months after the date of death and, if not exercised, shall terminate no later than twelve months from date of death.
Shareholders have authorized the Board of Directors of the Corporation to make certain amendments to the SOP without requiring further shareholder approval. Pursuant to terms of the SOP, any amendment to any provision of the SOP or the stock option certificate shall be subject to the approval, if required, of TSX or any governmental or regulatory authority having jurisdiction over the securities of the Corporation, and if required by TSX, of the shareholders of the Corporation in the manner prescribed by TSX from time to time. The Board may, at any time, without further action by or approval of the shareholders, amend or modify the SOP and amend or modify the stock option certificate at any time, if and when it is advisable, in the absolute discretion of the Board; provided however, that approval by shareholders shall be obtained for any amendment which: (a) increases the number of Common Shares issuable pursuant to the SOP; (b) would reduce the exercise price of an outstanding option, including a cancellation of an option and re‑grant of an option in conjunction therewith, constituting a reduction of the exercise price of the option; (c) would extend the term of any option granted under the SOP beyond the expiration date of the option; (d) amends the SOP to allow for a maximum term of an option to be greater than six years except in the event the Option Period expires during a Blackout Period or within two business days following the end of a Blackout Period voluntarily imposed by the Corporation during which period affected Service Providers, amongst others, are prohibited from trading or otherwise dealing in the Corporation’s securities, the Option Period shall be extended to the seventh business day following the later of (i) the last day of a Blackout Period; and (ii) the date the Option would otherwise expire, if the expiration date would otherwise occur in the time period commencing at the commencement of the Blackout Period to which the Optionee is subject and ending on the second business day subsequent to the Blackout Period; (e) expands the authority of the Corporation to permit assignability of options beyond that contemplated by the SOP; (f) adds to the categories of participants who may be designated for participation in the SOP; and (g) amends the SOP to provide for other types of compensation through equity issuance. No amendment as it may relate to a UK Approved Option (whether granted or to be granted) shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment.
The SOP, as amended, is considered an evergreen plan, since the Common Shares covered by stock options which have been exercised shall be available for subsequent grants under the SOP. When stock options have been granted pursuant to the SOP, Common Shares that are reserved for issuance under outstanding stock options are referred to as allocated stock options. The Corporation has additional Common Shares that may be reserved for issuance pursuant to future grants of stock options under the SOP but, as they are not subject to current stock option grants, they are referred to as unallocated stock options. As the SOP is a security based compensation arrangement which does not have a fixed maximum number of securities issuable, all unallocated stock options under the SOP must be approved by a majority of the Corporation’s directors and by the Corporation’s security holders every three years in accordance with Section 613(a) of the TSX Company Manual. Accordingly, the SOP, and all unallocated stock options thereunder were most recently ratified, confirmed and approved by the Board and by the Shareholders on May 5, 2022 and, as a result, the Corporation is authorized to continue to grant stock options under the SOP until May 5, 2025 and will be required to seek approval for any unallocated stock options under the SOP again on or before May 5, 2025. The average number of options outstanding under the SOP has been at approximately 3.4% of the outstanding Common Shares since the Shareholders approved the changes in the SOP to a "rolling 7%" plan on May 9, 2019.

45	Canadian Natural 2023 Management Information Circular

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options at December 31, 2022	Weighted-average Exercise Price of Outstanding Options at December 31, 2022	Securities Remaining available For Future Issuance Under Equity Compensation Plans at December 31, 2022	Total Number of Securities Issuable Upon Exercise of Options at December 31, 2022
Equity compensation plans approved by security holders	31,150,220	$42.37	46,055,302	77,205,522
Equity compensation plans not approved by security holders	—	—	—	—
Total	31,150,220	$42.37	46,055,302	77,205,522
Percent of Outstanding Shares	2.8%	N/A	4.2%	7.0%
The annual burn rate under the SOP for the fiscal years ended 2020, 2021 and 2022 was 1.0%, 1.1% and 0.7% respectively. The annual burn rate is calculated as: (x) the total number of stock options granted under the SOP during the year; divided by: (y) the weighted average number of Common Shares outstanding for the year.
The current number of Common Shares issued and outstanding as at March 15, 2023 is 1,099,322,610. As at March 15, 2023, the number of Common Shares issuable pursuant to the SOP approved by the Shareholders and reflecting a maximum of 7% of the then current issued and outstanding Common Shares is:

	Number of Securities	Percent of Outstanding Common Shares
To be issued upon exercise of outstanding options	31,297,084	2.8%
Available for future issuance	45,655,498	4.2%
Total number of securities issuable	76,952,582	7.0%
Indebtedness of Executive Officers and Directors
The Corporation does not as a general practice extend loans to its directors, executive officers or any of their associates or affiliates. No directors and executive officers or any of their associates or affiliates is indebted to the Corporation or its subsidiaries.
Interests of Informed Persons in Material Transactions
The Management of the Corporation is not aware of any material interest, direct or indirect, of any director or officer of the Corporation or its subsidiaries, any proposed director of the Corporation, any person beneficially owning, or controlling or directing, directly or indirectly, more than 10% of the Corporation’s voting securities, or any associate or affiliate of any such person in any transaction since the commencement of the most recently completed financial year of the Corporation or in any proposed transaction which, in either case, has materially affected or would materially affect the Corporation or its subsidiaries.
Non-GAAP and Other Financial Measures
This Circular includes references to non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. These financial measures are used by the Corporation to evaluate its financial performance, financial position or cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Corporation may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the Corporation's audited consolidated financial statements, as applicable, as an indication of the Corporation's performance. Descriptions of the Corporation’s non-GAAP and other financial measures included in this Circular, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below as well as in the “Non-GAAP and Other Financial Measures” section of the Corporation's MD&A for the year ended December 31, 2022, dated March 1, 2023.

Canadian Natural 2023 Management Information Circular	46

FREE CASH FLOW
Free cash flow is a non-GAAP financial measure that represents cash flows from operating activities, as determined in accordance with IFRS, as presented in the Corporation's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital from operating activities, abandonment, certain movements in other long-term assets, less net capital expenditures before net property acquisitions and dividends on common shares. The Corporation considers free cash flow a key measure in demonstrating the Corporation’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders, and to repay debt.

($ millions)	2022	2021
Adjusted funds flow (1)	$19,791	$13,733
Less: Base Capital Expenditures (2)	3,956	3,483
Dividends on Common Shares	4,926	2,170
Free Cash Flow	$10,909	$8,080
(1)Refer to the descriptions and reconciliations to the most directly comparable GAAP measure, as applicable, provided in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A dated March 1, 2023.
(2)Item is a component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of Company's MD&A dated March 1, 2023 for more details on net capital expenditures.
TOTAL SHAREHOLDER RETURN
Total Shareholder Return ("TSR") is a supplementary financial measure, expressed as a percentage, that represents the total return on investment generated for the Corporation's shareholders as a result of common share price performance and the reinvestment of dividends over the related period. The Corporation considers TSR a key measure of the financial performance of the Corporation and the benefits generated for the Corporation's shareholders.
RESERVES PER SHARE GROWTH
Reserves per share growth is a supplementary measure, expressed as a percentage, that represents the Corporation's working interest (before royalties) total proved reserves (as determined in accordance with National Instrument 51-101) divided by the weighted average diluted shares outstanding for the related period. The Corporation considers reserves per share growth a key measure in evaluating its performance, as it provides the Corporation's shareholders an understanding of the sustainability of its assets and potential for future cash flows.
TOTAL ENTERPRISE VALUE
Enterprise value as defined by the Corporation is a supplementary financial measure calculated as the sum of the current and long-term debt less cash and cash equivalents and the Corporation's market capitalization at a point in time. Market capitalization is a supplementary financial measure calculated as the outstanding common shares multiplied by the share price at a given point in time. The Corporation considers total enterprise value a key measure of evaluating the Corporation's performance relative to other companies in the sector with similar capital structures, and, as a key measure of overall corporate health.
AFTER-TAX RETURN ON AVERAGE COMMON SHAREHOLDERS' EQUITY
After-tax return on average common shareholders' equity as defined by the Corporation is a non-GAAP ratio. The ratio is calculated as net earnings (loss) for the twelve month trailing period, as a percentage of average common shareholders' equity for the twelve months trailing period. The Corporation considers after-tax return on average common shareholders' equity a key ratio in evaluating the Corporation's profitability in relation to shareholders' equity. A reconciliation of the after-tax return on average common shareholders' equity is presented below.

($ millions, except ratios)	2022	2021
Net earnings (loss), 12 months trailing	$10,937	$7,664
Average common shareholders' equity, 12 months trailing(1)	$38,218	$34,458
After-tax return on average common shareholders' equity	28.6%	22.2%
(1)For the purposes of this non-GAAP financial ratio, the measurement of average common shareholders' equity is determined as the average of the opening and quarterly period end values for the 12 month trailing period for each of the periods presented.

47	Canadian Natural 2023 Management Information Circular

DEBT TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION & AMORTIZATION ("EBITDA")
Debt to adjusted EBITDA as defined by the Corporation is a non-GAAP financial ratio. The ratio is calculated as the sum of current and long-term debt as a percentage of adjusted EBITDA. Adjusted EBITDA is calculated as net earnings (loss), excluding the impact of interest expense; income tax; depletion, depreciation and amortization; share-based compensation; unrealized risk management; unrealized foreign exchange; and, asset retirement obligation accretion. The Corporation considers this ratio a key measure in evaluating the Corporation’s ability to repay long-term debt with pre-tax earnings generated from its core operations, excluding the impact of non-cash and non-operational items.

($ millions, except ratios)	2022	2021
Long-term debt(1)	$11,445	$14,694

Net earnings (loss)	$10,937	$7,664
Add: Interest and other financing expense	549	711
Income taxes (2)	2,767	2,247
Depletion, depreciation and amortization	7,353	5,724
EBITDA	$21,606	$16,346
Add: Share based compensation	804	514
Unrealized risk management activities (gain) loss	(28)	19
Unrealized foreign exchange loss (gain)	852	(205)
Asset retirement obligation accretion	281	185
Adjusted EBITDA	$23,515	$16,859
Debt to adjusted EBITDA	0.5x	0.9x
(1)Includes the current and long-term portions of long-term debt, as detailed in Note 11 to the Corporation's audited consolidated financial statements, dated March 1, 2023.
(2)Includes current and deferred income taxes as detailed in note 13 to the Corporation's audited consolidated financial statements, dated March 1, 2023.
Additional Information
Financial information is provided in the Corporation’s annual and quarterly financial statements and annual and quarterly Management’s Discussion and Analysis (“MD&A”). The Corporation is a reporting issuer under the securities acts of all provinces of Canada and a reporting “foreign private issuer” under the Securities Act of 1933, as amended, in the United States (“US”) and complies with the requirement to file annual and quarterly financial statements, annual and quarterly MD&A, as well as its Management Information Circular and Annual Information Form (“AIF”) with the various securities commissions in such provinces and with the Securities and Exchange Commission (“SEC”) in the US. The Corporation’s most recent AIF, audited financial statements, MD&A, quarterly financial statements and quarterly MD&A subsequent to the audited financial statements and Management Information Circular may be viewed on the Corporation’s website at: www.cnrl.com and on SEDAR at: www.sedar.com under the name Canadian Natural Resources Limited. The Corporation’s filings with the SEC, including its annual financial statements, annual MD&A and AIF on its annual report on Form 40-F, can be accessed on EDGAR at: www.sec.gov.
Printed copies of the Corporation’s financial statements and MD&A, AIF, Form 40-F, Management Information Circular, corporate governance guidelines, committee charters or ethics policy can also be obtained from the Corporation free of charge by contacting:
Canadian Natural Resources Limited
2100, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention: Corporate Secretary
Approval of Circular
The contents and sending of this Information Circular has been approved in substance by the Board of Directors of the Corporation.
DATED at Calgary, Alberta, this 15th day of March 2023.

Canadian Natural 2023 Management Information Circular	48

III. Schedules to the Information Circular
Schedule “A” To Information Circular Dated March 15, 2023
CANADIAN NATURAL RESOURCES LIMITED (the “Corporation”)
STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION
The Board of Directors (the “Board”) continually evaluates the corporate governance policies, practices and procedures of the Corporation. Regulatory changes and trends relating to corporate governance are continually monitored by the Board and the Board will take the appropriate action accordingly. The following describes the Corporation’s corporate governance practices which are in compliance with all corporate governance requirements established under National Instrument 58‑101, National Policy 58‑201 and the New York Stock Exchange (“NYSE”) Listing Standards applicable to foreign private issuers.
Director Independence
The Board has a policy that a majority of the Board must qualify as independent directors. Since the date of the last Information Circular, the Board has undertaken a review of its standing committee memberships to ensure the Audit, the Compensation and the Nominating, Governance and Risk Committees are constituted exclusively with independent directors pursuant to the independence standards established under National Instrument 58‑101 and within the meaning of section 1.4 (and section 1.5 with respect to the Audit Committee) of National Instrument 52‑110 and the NYSE Listing Standards. As well, the Board ensured the Health, Safety, Asset Integrity and Environmental Committee and the Reserves Committees are constituted with a majority of independent directors and chaired by an independent director.
For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine such independence, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which the following individuals shall not be deemed independent: (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes or included in that time an officer of the Corporation; and (iii) an immediate family member of the individuals specified in (i) and (ii) above. In addition, a director whose immediate family member is or was an executive of the Corporation or a current employee of any company whose compensation committee includes an officer of the Corporation will not be considered independent. The Nominating, Governance and Risk Committee and the Board review annually the relationship that each director has with the Corporation (either directly; or, as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors whom the Board and the Nominating, Governance and Risk Committee affirmatively determine have no direct or indirect material relationship with the Corporation by taking into account the above mentioned factors, any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate, will be considered independent directors.
Nine of the 11 director nominees proposed by management for election are or will be independent at the time of the Meeting as determined by the Nominating, Governance and Risk Committee and the Board and pursuant to the independence standards established under section 1.2(1) of National Instrument 58‑101 and within the meaning of section 1.4 of National Instrument 52‑110 and the NYSE Listing Standards. Ms. C.M. Best, Dr. M.E. Cannon, Messrs. C.L. Fong, G.D. Giffin, W.A. Gobert, F.J. McKenna, and D.A. Tuer and Ms. A.M. Verschuren have all been affirmatively determined as having no material relationship with the Corporation and to be independent. Mr. S.W. Laut retired from his role as Executive Vice-Chairman on May 5, 2020 and, in accordance with foregoing regulations, the Nominating, Governance and Risk Committee and the Board have determined that Mr. Laut will qualify as an independent director on May 5, 2023. The two remaining Directors, Messrs. N.M. Edwards and T.S. McKay who, as part of the Senior Management Committee of the Corporation, have been determined by the Nominating, Governance and Risk Committee and the Board to be non‑independent.

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The following table illustrates the independent status of each director nominee. The proposed nominees consist of 9 nominees out of 11 (82%) being independent.

	Independent Relationship	Non-Independent	Management	Reason for Non‑independent Status
Catherine M. Best	•
Dr. M. Elizabeth Cannon	•
N. Murray Edwards			•	Member of Corporate Management Committee
Christopher L. Fong	•
Ambassador Gordon D. Giffin (Lead Independent Director)	•
Wilfred A. Gobert	•
Steve W. Laut	•			Qualifies as an independent director effective May 5, 2023
Tim S. McKay			•	Member of Corporate Management Committee
Honourable Frank J. McKenna	•
David A. Tuer	•
Annette M. Verschuren	•
The Board functions independently of management and appoints the Chair. The Executive Chair is considered non‑independent. In 2022, the Board re‑appointed Ambassador Gordon D. Giffin, Chair of the Nominating, Governance and Risk Committee, as Lead Independent Director.
Lead Independent Director
The Lead Independent Director ensures that the Board is able to function independent of management. The Lead Independent Director also chairs periodic meetings of the independent directors including the in‑camera meetings held at each Board meeting and reports to the Board as appropriate. In addition and among other things, the Lead Independent Director serves as principal liaison between the independent directors and the Executive Chair. The Lead Independent Director is elected annually by a vote of the independent directors in conjunction with the Corporation’s Annual General Meeting of Shareholders.
Other Issuer Directorships
The Board has not adopted a policy limiting the number of other issuer boards a Director may join. Directors are expected to inform the Executive Chair and the Chair of the Nominating, Governance and Risk Committee in advance of accepting an outside directorship. Directorships of other issuers held by the director nominees are reported in this Information Circular in the table under “Election of Directors” beginning on page 5.
Executive Sessions of Board and Committee Meetings
Prior to the termination of each Board meeting, the non‑management directors meet in an executive session chaired by the Lead Director without the presence of management to discuss whatever topics are appropriate. Additional executive sessions may be scheduled from time to time as determined by a majority of the non‑management directors in consultation with the Executive Chair and Lead Independent Director. In addition, at each meeting of a Board committee, each committee schedules an executive session without the presence of management. The Audit Committee also meets in‑camera, without management present, with the internal auditors of the Corporation and the Corporation’s independent auditors at each meeting the internal auditors and the independent auditors are in attendance. The independent members of the Reserves Committee also meet in‑camera, without management present, with the Corporation’s independent qualified reserves evaluators at each meeting the independent reserves evaluators attend.
The attendance rate in 2022 for all Board and Board committee meetings held during the year was 99%. For more detailed information regarding the number of Board and Board committee meetings held during 2022 and the attendance of each director at these meetings, refer to the table under “Election of Directors” beginning on page 5.
Board and Committee Mandate
The Board has developed corporate governance guidelines to assist the Board in meeting its responsibilities and they reflect the Board’s commitment to monitor the effectiveness of policy and decision making at both the Board and management level, with a view to enhancing long-term shareholder value. The role and responsibilities of the Chair and each Chair of the Board committees is determined through the mandates of the Board and the mandate of each Board committee. The Corporation does not have a designated CEO position. This role is delegated by the Board to the Corporate Management Committee of the Corporation which is comprised of twenty (20) members of the senior management group including the Chair of the Board and the President. The Corporate Management Committee shares the responsibilities normally associated with a CEO position. The Corporation’s corporate governance guidelines state that the Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation; any responsibility that is not delegated to senior management or a Board

Canadian Natural 2023 Management Information Circular	A-2

committee remains with the full Board. In addition, the Board in conjunction with senior management determines the limits of management’s responsibilities and establishes annual corporate objectives which management is responsible for meeting.
The Board’s mandate is set out as Schedule “B” to this Information Circular which outlines in detail the responsibilities of the Board.
Audit Committee
Each member of the Audit Committee is independent. The Audit Committee’s primary duties and responsibilities as stated in its charter include to:
a)ensure that the Corporation’s management has implemented a system of internal controls over financial reporting and monitors its effectiveness;
b)monitor and oversee the integrity of the Corporation’s financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;
c)review the Corporation’s financial statements, management discussion and analysis and annual and interim earnings before the release of this information by press release or distribution to the shareholders;
d)select and recommend to the Board for appointment by the shareholders, the Corporation’s independent auditors, pre‑approve all audit and non‑audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors and oversee the work of the independent auditor, including resolution of disagreements with management;
e)monitor the independence, qualifications and performance of the Corporation’s independent auditors;
f)oversee the audit of the Corporation’s financial statements;
g)monitor the performance of the internal audit function;
h)establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation’s employees, regarding accounting, internal controls or auditing matters;
i)provide an avenue of communication among the independent auditors, management, the internal audit function and the Board; and
j)review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of present and former external auditors.
Audit Committee Financial Expert
All of the members of the Corporation’s Audit Committee are financially literate. Ms. C.M. Best, who is Chair of the Audit Committee, and Mr. W.A. Gobert each qualify as an “audit committee financial expert” under the rules issued by the SEC pursuant to the requirements of the Sarbanes‑Oxley Act of 2002.
The Corporation’s Annual Information Form contains additional information on the Audit Committee and its members under the section entitled “Audit Committee Information” which includes a full copy of the Audit Committee Charter.
Compensation Committee
The Board has constituted the Compensation Committee as a standing committee of the Board to review and approve the Corporation’s compensation philosophy and programs for executive officers and employees and to approve and evaluate all compensation of executive officers including salaries, bonuses and equity compensation plans.
In arriving at the compensation levels paid by the Corporation to its executive officers, the Compensation Committee takes into account a number of factors, including:
•the expertise and experience of the individual;
•the overall performance of the Corporation; and
•an evaluation of peer‑company market data.
In addition, the Compensation Committee also periodically discuss with external independent compensation consultants:
(i)processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;
(ii)compensation trends within the Corporation’s geographic area;
(iii)common practices used by companies to compensate employees;
(iv)other trends in compensation practices for incentivizing and compensating employees; and
(v)other emerging “best practices” in executive compensation.
The Compensation Committee is comprised entirely of independent directors. The Compensation Committee’s primary duties and responsibilities as stated in its charter include to:
a)review and approve the Corporation’s compensation philosophy and programs for executive officers and employees of the Corporation that (i) supports the Corporation’s overall business strategy and objectives; (ii) attracts and retains key

A-3	Canadian Natural 2023 Management Information Circular

executives and employees; (iii) links compensation with business objectives, organizational performance and long-term shareholder interest; and (iv) provides competitive compensation opportunities;
b)selection and retention of compensation consultants and approval of their fees and services to be provided;
c)consider the implications of the risks associated with the Corporation’s compensation policies and practices as they relate to executive compensation;
d)approve and evaluate all compensation of executive officers including salaries, bonuses, and equity compensation plans;
e)review the Corporation’s senior management and the steps being taken to assure the succession of qualified senior management at the Corporation through monitoring the Corporation’s management resources, structure, succession planning, development and selection process as well as the performance of key executives;
f)review the Corporation’s Amended, Compiled and Restated Employee Stock Option Plan, the Employee Stock Purchase Plan under which Common Shares may be acquired by directors, executive officers and employees of the Corporation, and the Corporation’s pension plans, which were acquired at the time of (i) the acquisition of Anadarko Canada Corporation and whose only members are former employees of Anadarko Canada Corporation and its predecessor companies; and (ii) the acquisition by Sukunka Natural Resources Inc., a subsidiary of the Corporation, of the Pine River Gas Plant and associated infrastructure and whose only members are former employees of Westcoast Energy Inc., the former owner of the Plant and infrastructure. The Compensation Committee will also review the administration of all equity plans the Corporation may establish;
g)review management’s Compensation Discussion and Analysis of executive compensation for inclusion in the Information Circular of the Corporation; and
h)periodically review and recommend to the Board appropriate compensation for the Lead Independent Director of the Board.
Health, Safety, Asset Integrity and Environmental Committee
The Health, Safety, Asset Integrity and Environmental Committee is comprised of a majority of independent directors and is chaired by an independent director. The Health, Safety, Asset Integrity and Environmental Committee’s primary duties and responsibilities as stated in its charter include to:
a)generally ensure that the management of the Corporation has designed and implemented effective health and safety, asset integrity and environmental (which, for greater clarity, includes greenhouse gas emissions) risk programs, controls and reporting systems and reporting to the Board in respect thereof;
b)generally ensure that the management of the Corporation has designed and implemented an effective voluntary employee wellness program that is available to all employees and which promotes and encourages healthy living choices by employees;
c)monitor the Corporation’s performance in the areas of health and safety, asset integrity and environmental stewardship and its compliance with the regulatory requirements in the jurisdictions in which it operates including receiving an assurance report regarding the Corporation's GHG emissions disclosure;
d)review quarterly the key performance indicators for health and safety, asset integrity and environmental performance against goals, objectives and targets in those areas and on a periodic basis, actions and initiatives undertaken to mitigate related risk;
e)assess the impact of proposed or enacted laws and regulations related to health and safety, asset integrity and environment in those jurisdictions where the Corporation operates; and
f)review management’s commitment, overall plans and strategies in the areas of corporate citizenship, ethics, social responsibility (including climate change) and community affairs to ensure they are in line with the Corporation’s goals and image.
Nominating, Governance and Risk Committee
The Board has constituted the Nominating, Governance and Risk Committee to annually conduct a self‑assessment of the Board’s performance, an assessment of Board members and its committees, (with each committee assessing its members), and to recommend to the Board, nominees for appointment of new directors to fill vacancies or meet additional needs of the Board. Through the Board evaluation process and ongoing monitoring of the needs of the Corporation, desired expertise, diversity and skill sets are identified and individuals that possess the required experience and skills are contacted by the Chair of the Nominating, Governance and Risk Committee. Prospective new director nominees are interviewed by the Chair of the Nominating, Governance and Risk Committee and the Chair of the Board and considered by the entire Nominating, Governance and Risk Committee for recommendation to the Board as potential nominee directors.

Canadian Natural 2023 Management Information Circular	A-4

The matrix below illustrates the mix of experience, knowledge and understanding possessed by the nominees to the Board in categories that are relevant to the Corporation that enable the Board to better carry out its fiduciary responsibilities.

	Best	Cannon	Edwards	Fong	Giffin	Gobert	Laut	McKay	McKenna	Tuer	Verschuren	Total
Accounting/ Finance	•		•	•		•			•		•	6
Carbon Policy & Emissions		•	•	•	•		•		•		•	7
Exec Leadership/ Compensation	•	•	•	•	•	•	•	•	•	•	•	11
Economics/ Business	•	•	•	•	•	•	•	•	•	•	•	11
Engineering/ Technical		•		•			•	•		•		5
Governance	•	•	•		•	•			•	•	•	8
Government/ Regulatory	•	•	•		•	•	•	•	•	•	•	10
Health, Safety & Environment	•	•	•	•		•	•	•		•	•	9
International Business			•	•	•	•	•	•	•		•	8
Law			•		•				•			3
Oil & Gas	•		•	•		•	•	•		•		7
Risk Management	•	•	•	•	•	•	•	•	•	•	•	11
The Nominating, Governance and Risk Committee also reviews periodically the adequacy and structure of directors’ compensation and makes recommendations to the Board designed to ensure the directors’ compensation realistically reflects the responsibilities, time commitments and risks of the directors.
The Nominating, Governance and Risk Committee is composed entirely of independent directors. The Nominating, Governance and Risk Committee’s primary duties and responsibilities as stated in its charter include to:
a)provide assistance to the Board and the Chair of the Board in the area of review and consideration of developments in corporate governance practices;
b)recommend to the Board a set of corporate governance principles and procedures applicable to and employed by the Corporation;
c)provide assistance to the Board and the Chair of the Board in the area of Nominating, Governance and Risk Committee selection and rotation practices;
d)provide assistance to the Board and the Chair of the Board in the area of evaluation of the overall effectiveness of the Board and management;
e)annually evaluate the performance of each Director;
f)identify individuals qualified to become Board members with the Chair of the Board and recommend to the Board, director nominees for the next Annual Meeting of shareholders;
g)review and recommend periodically to the Board, the Corporation’s compensation for directors of the Corporation;
h)ensures the Corporation’s management has implemented and maintains an effective enterprise risk management program;
i)review significant enterprise risk exposures not delegated to other Board committees and steps management has taken to monitor, control and report such exposures;
j)review annually the Corporation’s Code of Integrity, Business Ethics and Conduct policy; and
k)review annually the Corporation’s Board of Directors Corporate Governance Guidelines.

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Reserves Committee
The Reserves Committee is comprised of a majority of independent directors and is chaired by an independent director. The Reserves Committee’s primary duties and responsibilities as stated in its charter include to:
a)generally assume responsibility for assisting the Board in respect of annual independent and/or internal review of the Corporation’s petroleum and natural gas reserves;
b)appoint the independent qualified evaluating engineers and approve their remuneration;
c)report to the Board on the Corporation’s petroleum and natural gas reserves; and
d)if appropriate, recommend to the Board for acceptance and inclusion of the contents of the annual independent report on the Corporation’s petroleum and natural gas reserves and the filing of same with the regulatory authorities.
Director Orientation
The Corporation has an orientation program whereby new members of the Board are provided background information about the Corporation’s business, current issues, and corporate strategies. They also receive a Director’s Manual which contains the Information Circular, annual report, press releases, Annual Information Form and Form 40‑F. They receive a copy of the Corporation’s Code of Integrity, Business Ethics and Conduct, Human Rights Statement, Board and Board committee mandates and other information about the Board, its committees, director’s duties and responsibilities. They meet with key operations personnel and receive specific information on the business and ongoing operations of the Corporation, corporate structure, management structure, financial position of the Corporation, business risks, employee compensation, business conduct philosophies, culture of the Corporation and corporate governance practices. As well, any director has unrestricted direct access to any member of senior management and their staff at any time.
Director Education
The Corporation provides ongoing continuous education programs integrated into and forming part of its quarterly scheduled Board meetings through key business area presentations, business updates and operations site visits as appropriate. The objective of these sessions is to provide directors with insight into the Corporation, its people, its business activities, and the matters being dealt with by the Corporation on a day to day basis while, at the same time, allowing the Board to interact with individuals beyond the Corporation’s senior management. By integrating these sessions into regularly scheduled Board meetings, Director attendance at these education sessions is tied to attendance at each meeting and the content of the training can, where appropriate, be directed to matters that are before the Board at that time.
Since May 2022, Board meetings have been held as "in-person" meetings, following the removal of COVID-19 restrictions and protocols. As a result, detailed presentations on the following matters were provided to the Board: (i) a review regarding the Corporation's newly acquired Pike assets and their integration into the Jackfish and Kirby development plans; (ii) an overview of the process used by the Corporation in its succession planning for senior management and throughout the Corporation, including a discussion on the use of the succession planning process to address recent management retirements; (iii) a review of the Corporation's assets in the Montney and Deep Basin formations including a discussion regarding the capital requirement to maintain and grow production from these areas; (iv) a discussion on the growth and development of the Corporation over its 30 plus years including a celebration honoring recently retired Board members and officers of the Corporation; (v) an update on the personnel, activities and initiatives in the Corporation's Supply Management group, including an explanation of the value generated by the group; and (vi) an overview of the Corporation's financial position as well as its position vis-à-vis Canadian and global peers, including the status of its credit ratings, debt levels and the creation of value for stakeholders. As noted above, all directors were present at each of the Board meetings where these presentations were made and engaged directly with presenters as well as having an opportunity to discuss these presentations in-camera, without management being present. Management addressed any questions the directors may have had either in the course of the presentation or as a follow up item at a subsequent meeting. Board feedback obtained through the independent assessment described under "Board and Committee Assessment" suggests that these sessions are informative and effective, providing directly relevant information useful in Board decision making.
In addition to the foregoing, each Director is expected to participate in continuing education programs to maintain any professional designation that they may have and which would have been considered in their nomination as a Director. Currently, six of the Corporation's independent directors indicated that they participate in programs offered by the Institute of Corporate Directors, National Association of Corporate Directors or other similar organizations. Each Director is also expected to participate in programs that would be necessary to maintain a level of expertise in order to perform his or her responsibilities as a director and committee member and to provide ongoing guidance and direction to management.

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Board and Committee Assessment
The Nominating, Governance and Risk Committee is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The assessment includes a detailed annual questionnaire that each director must complete. The annual questionnaire covers a range of topics including: individual self‑assessment; assessment of board and committee performance and effectiveness; and, an assessment of peer performance at the Board level and at the committee level. An independent management consulting firm is engaged to review and analyze the completed questionnaires and provide to the Nominating, Governance and Risk Committee a presentation and a detailed written report of the responses to the questionnaire and an analysis of those responses. The independent management consultant attends at a meeting of the Nominating, Governance and Risk Committee to present their report, address any questions the Nominating, Governance and Risk Committee may have and make recommendations as appropriate. The written analysis from the consulting firm together with any issues or concerns raised by the questionnaires and during the meeting with the independent management consultant constitutes part of the report to the full Board. The Nominating, Governance and Risk Committee presents the detailed report to the Board and makes recommendations to improve the effectiveness of the Board in light of the results of the performance evaluation.
Director Retirement Policy and Board Renewal
In the interest of Board renewal, the Board has established a mandatory retirement policy for directors, which is reviewed periodically by the Nominating, Governance and Risk Committee. The Board has not adopted term limits for directors as the Board believes that term limits would disadvantage the Corporation by depriving it of the contributions of directors who have developed an understanding of, and insight into, the Corporation. Such directors have also developed knowledge of the oil and natural gas industry, the Corporation's operations and management and whose expertise, breadth of experience, wisdom and leadership continue to benefit the Corporation. In addition, the Board, as permitted by its Articles, may appoint additional members as deemed necessary, of up to 1/3 of the number of directors who held office at the last Annual Meeting of Shareholders to a maximum of fifteen. Through the Nominating, Governance and Risk Committee, there are annual Board and Director performance assessments, the results of which can also stimulate Board renewal. Under the mandatory retirement policy, any Director who has reached the age of 78 cannot stand for re-election to the Board.
Over the past ten years, four independent and two management directors retired from the Board. Three independent directors and one management director have joined the Board during this time, adding substantial renewal to the Board as well as bringing additional diversity, including gender diversity, and industry, business and managerial experience. In addition, one independent director resigned from the Board to pursue another opportunity.
Ethics Policy
The Board has adopted a written code for the directors, officers and employees of the Corporation and contractors entitled The Code of Integrity, Business Ethics and Conduct (the “Code”). The Code applies to all directors, officers and employees as well as others who perform services for or on behalf of the Corporation and is supported by the Board as a whole. It includes such topics as employment standards relating among other things to restrictions on gifts and entertainment and adherence to local laws and regulations in the communities in which we do business, conflicts of interest, communication, the treatment of confidential information, privacy practices, financial integrity, environmental management, health and safety, and, trading in the Corporation’s securities. The Code is designed to ensure that the Corporation’s business is conducted in a consistently legal and ethical manner. Each Director and all employees including each member of senior management are required to abide by the Code.
The Nominating, Governance and Risk Committee reviews the Code annually to ensure it addresses appropriate matters, complies with regulatory requirements and to ensure it keeps pace with evolving business ethics and best practices. The Board must approve any changes to the Code and only after a recommendation to the Board is received from the Nominating, Governance and Risk Committee who has the responsibility to recommend to the Board any amendments it determines is appropriate. Material changes to the Code are communicated to all employees to ensure they are aware of such changes and that they are in compliance with the Code.
Each new employee must also sign an acknowledgement form upon hire, acknowledging that they have received a copy of the Code, have read it, understand it and agree to abide by it. Directors, officers and employees must immediately declare any actual or known potential conflicts of interest that may exist.
Annually, a reminder with a copy of the Code is sent to each director and to all employees reminding them of the importance of adhering to the spirit and intent of the Code and how a copy can be acquired or referenced at any time. In addition, annually, each director and officer must acknowledge in writing the Code and confirm they are familiar with it, understand it and that they are not in breach of any of its principles nor were granted any waivers for compliance with the Code in whole or in part.
Periodic reports are provided to the Board from management directly responsible for compliance related matters on compliance with the Code and on any existing or potential conflicts of interest of directors, officers and employees. The Board, through the Audit Committee Chair, also receives reports of any financial or accounting issues raised through the Corporation’s anonymous toll‑free hot‑line.
No material change report pertaining to the conduct of any director or executive officer has been required or filed during the most recently completed financial year. To the best of the Board’s knowledge, there has been no departure from the Code in the conduct of any director or executive officer.

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Any waivers to the Code must be approved by the Board and appropriately disclosed. No waivers to the Code in whole or in part have been asked for or granted to any director, officer or employee.
Copies of the Code can be obtained free of charge from SEDAR at: www.sedar.com or by contacting the office of the Corporate Secretary at the address indicated under “Additional Information” on page 48.
Independent Judgment of Directors
To ensure independent judgment is exercised by the directors on any transaction they may be considering where another director or executive officer of the Corporation may have a material interest, the director or executive officer with the material interest must declare such material interest and would be excused from that portion of the meeting. After management’s presentation has been made and all questions have been answered to the satisfaction of the disinterested directors, the disinterested directors then have an open and unencumbered discussion on the merits of the transaction and its benefit to the Corporation.
Diversity
The Board has adopted a Diversity Policy for the Corporation (see page 5) that addresses the identification and nomination of women as Directors of the Corporation. Diversity in all its forms and in sufficient numbers brings a wide range of perspectives to the decision making processes of the Board. It is in the best interests of the Corporation to have a Board whose members are diverse in background and experience in order to provide the necessary guidance, direction and leadership for the good governance of the Corporation. Directors are selected for their ability to exercise independent judgment, experience and expertise and their individual diversity of gender, background, experience and skills is always considered. The Board currently includes three women, which represents 33.3% of the independent director nominees (27.3% overall). The Board increased its target Board composition, determining that a minimum of 40% of the independent directors should be women. In addition to gender diversity, the Board currently includes one individual that identifies as a member of an ethnic and visible minority. The Board believes that the correct size to optimize efficiency and a collaborative working atmosphere is approximately twelve members. The Board is committed to the principle of maintaining and enhancing the diversity of its members and is actively evaluating candidates to achieve its gender diversity target.
In addition to gender diversity in Board composition, the Corporation encourages the advancement of women throughout the organization. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to the same continuing education and career development opportunities offered through the Corporation. Appointments by the Board to the executive level are determined on merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming. Currently, the Corporation has seventy-four (74) women (19% of all managers) in manager positions including four female Vice‑Presidents (9% of all officers); two of whom are members of the senior management team of twenty, and approximately an additional four hundred twenty-one (421) women who are in supervisory and/or technical roles across the organization. While the Corporation does not specifically track the number of employees that identify as ethnic, Indigenous or visible minorities, such individuals fulfill roles in all administrative, professional and managerial levels within the organization.
The New York Stock Exchange Corporate Governance Listing Standards
The Corporation, as a “foreign private issuer” (as such term is defined in Rule 3b‑4 under the Securities Exchange Act of 1934 as amended (the “Exchange Act”)) listed on the NYSE in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) for the audit committee to meet the requirements of Rule 10A‑3 of the Exchange Act; (ii) the requirement (Section 303A.11) for the Corporation to disclose in its annual report or on its website any significant differences between its corporate governance practices and the NYSE listing standards applicable to U.S. domestic companies; (iii) the requirement (Section 303A.12(b)) for the Corporation’s CEO to promptly notify in writing the NYSE after any executive officer becomes aware of any non‑compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and (iv) the requirement (Section 303A.12(c)) for the Corporation to submit an executed Annual Written Affirmation affirming the Corporation’s compliance with audit committee requirements of Rule 10A‑3 of the Exchange Act or, as may be required from time to time, an Interim Written Affirmation to the NYSE in the event of certain changes to the Audit Committee membership or member’s independence, and that the Corporation has provided its statement of significant corporate governance differences as required to be included in its annual report to shareholders or on its website.
As required by the NYSE, a statement of the significant differences between the Corporation’s current corporate governance practices and those currently required for U.S. domestic companies listed on the NYSE is included in the Corporation’s annual report to shareholders.

Canadian Natural 2023 Management Information Circular	A-8

Schedule “B” To Information Circular Dated March 15, 2023
CANADIAN NATURAL RESOURCES LIMITED (the “Corporation”)
BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES
The Board of Directors (the “Board”) of the Corporation has adopted the following Corporate Governance Guidelines (the “Guidelines”) to assist the Board in meeting its responsibilities. These Guidelines reflect the Board’s commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long‑term shareholder value. The Board requires the directors, officers and employees of the Corporation to comply with all legal and regulatory requirements and encourages them to adhere to the highest ethical standards in the performance of their duties.
Directors must perform their duties, keeping in mind their fiduciary duty to the Corporation. That duty includes the obligation to ensure that the Corporation’s disclosures contain accurate information that fairly presents the Corporation and its operations to shareholders and the public in conformity with applicable laws, rules and regulations.
BOARD RESPONSIBILITIES
The Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation. In executing this role, the Board shall oversee the conduct, direction and results of the business. In turn, management is mandated to conduct the day‑to‑day business and affairs of the Corporation and is responsible for implementing the Board’s strategies, goals and directions. The Board and its members shall at all times act in the best interest of the Corporation and its actions shall reflect its responsibility of establishing proper business practices and high ethical standards expected of the Corporation.
In discharging the Board’s stewardship obligations, the Board assumes responsibility for the following matters:
1.monitor the effectiveness of management policies and decisions including the creation and execution of its strategies;
2.review, and, where appropriate, approve the Corporation’s major financial objectives, plans and actions;
3.with the assistance of its standing committees, the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate policies and systems to manage these risks;
4.succession planning; including appointing, training and monitoring senior management;
5.a communication and disclosure policy for the Corporation; and
6.the integrity of the Corporation’s internal control and management information systems.
COMPOSITION ON THE BOARD
Criteria for Board of Directors
The Nominating, Governance and Risk Committee comprised entirely of Directors who qualify as independent directors under the requirements of the regulatory bodies to which the Corporation is subject (“Independent Directors”), is responsible for identifying, screening and recommending director nominations for appointment as members of the Board. The Board, however, will ultimately be responsible for nominating for appointment new directors and for the selection of its Chair.
The Board requires that a majority of the Board qualify as Independent Directors. Nominees for director are selected on the basis of, among other things, broad perspective, integrity, independence of judgment, experience, expertise, diversity in background, experience and skills, ability to make independent analytical inquiries, understanding of the Corporation’s business environment and willingness to devote adequate time and effort to Board responsibilities and such other factors as it deems appropriate given the current needs of the Board and Corporation, to maintain a balance of diversity, knowledge, experience, background and capabilities.
Diversity
The Directors believe it is to the best interests of the Corporation to have a Board whose members are diverse in background and experience and can bring a broad perspective to the decision making process for the good governance, guidance, direction and leadership of the Corporation. The Nominating, Governance and Risk Committee reviews and assesses the Board composition and performance annually and recommends the appointment of new Directors. Directors are selected for their ability to exercise independent judgment, experience, expertise and for the diversity of gender, background, experience and skills each individual candidate possesses. As indicated in the Diversity Policy adopted by the Corporation (see page 5), a Board composition where a minimum of 40% of its independent directors are women reflects appropriate gender diversity when the other factors relevant to Board effectiveness are considered. In addition to gender diversity, the Board considers diversity to include ethnic and visible minorities as well as individuals with physical disabilities.
Election of Directors by Shareholders
Election of director nominees by shareholders in an uncontested election shall be by majority vote. A director nominee who receives in an uncontested election, a greater number of votes withheld than votes cast in favour of the election of the director nominee, shall forthwith submit to the Board, his or her resignation, to take effect upon acceptance by the Board. The Board shall exercise discretion in considering the resignation of the director nominee and if it is deemed to be in the best interests of the Corporation and the shareholders and, absent any extenuating circumstances deemed by the Board to exist, the Board shall accept such resignation within 90 days of having received the resignation of the director nominee. In the considering any such

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resignation, the resigning Director shall not participate in the relevant Board meeting. The Corporation shall promptly issue a news release regarding the election of Directors and the Board’s decision on any such resignation.
Independence
As stated previously, the Board shall be comprised of a majority of Independent Directors. For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine that an individual is independent, and to have no material relationship with the Corporation other than as a director, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which they shall not be deemed independent, for the following individuals; (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; and (iii) immediate family members of the individuals specified in (i) and (ii) above. The Nominating, Governance and Risk Committee and the Board will review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors who the Board and the Nominating, Governance and Risk Committee affirmatively determine meet any applicable regulatory independence requirements and have no material relationship with the Corporation will be considered Independent Directors. The basis for any determination that a relationship is not material will be published in the Corporation’s Information Circular.
Directors have an obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as “independent”.
Size of the Board
The Articles of the Corporation provide that the Board will have not less than three (3) or more than fifteen (15) members. The Board will fix the exact number of directors at any time after considering the recommendation of the Nominating, Governance and Risk Committee. The size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Corporation.
Lead Independent Director
The Independent Directors shall designate one Independent Director to serve in the capacity of Lead Independent Director for the purposes outlined in the terms of reference for the Lead Independent Director or for other responsibilities that the Independent Directors might designate from time to time.
Other Company Directorships
The Corporation does not have a policy limiting the number of other company boards of directors upon which a Director may sit. The Nominating, Governance and Risk Committee shall consider the number of other company boards or comparable governing bodies on which a prospective nominee is a member.
Directors are expected to advise the Chair of the Board and the Chair of the Nominating, Governance and Risk Committee in advance of accepting any other company directorships or any assignment to the audit committee or compensation committee of the board of directors of any other company. The Corporation has determined that, where Directors seek to become directors for other oil and gas exploration and production companies, the potential for any conflicts of interest caused by such directorships shall be considered by and, if acceptable, approved by the Nominating, Governance and Risk Committee. When the Nominating, Governance and Risk Committee is considering potential nominees, the potential benefits to, and impacts on, the Board and the Corporation of such directorships shall be considered as part of the evaluation process.
While the Corporation does not restrict the number of public company boards that a Director may serve on, each Director is expected to limit their other company board memberships to a number which permits them, given their individual circumstances, to devote sufficient time and energy to fulfill their responsibilities to the Corporation and to carry out their duties as a Director of the Corporation effectively.
Term Limits
The Board does not favour the concept of mandatory term limits. The Board believes term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and thereby provide an increasing contribution to the Board as a whole.
Retirement Policy
Under the Board’s retirement policy Directors will not stand for re‑election after reaching the age of 78. The Nominating, Governance and Risk Committee has the responsibility to evaluate annually the effectiveness of each Director.
Director Responsibilities
Each Director shall have the responsibility to exercise his or her business judgment in good faith and in a manner that he or she reasonably believes to be in the best interests of the Corporation. A Director is expected to spend the time and effort necessary to properly discharge such Director’s responsibilities. Accordingly, a Director is expected to regularly attend a minimum of 75% of all meetings of the Board and committees on which such Director sits (except for any extenuating circumstances) and to review in advance the meeting materials.

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Director Orientation
New members of the Board shall be provided an orientation which includes background information about the Corporation’s business, current issues, corporate strategies, general information about the Board and committees and Director’s duties and responsibilities and meetings with key operations personnel. Each Director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a Director.
Board Meetings
The Board has five (5) regularly scheduled meetings each year appropriately scheduled for the Board to meet its responsibilities. In addition, unscheduled Board meetings may be called upon proper notice being given at any time to address specific needs of the Corporation. One half (or where one half of the Directors is not a whole number, the whole number which is closest to and less than one half) of the Directors then in office constitutes a quorum for Board of Directors meetings.
The Chair of the Board will establish the agenda for each Board meeting. Any member of the Board may request that an item be included on the agenda and at any Board meeting raise subjects that are not on the agenda for that meeting.
At the invitation of the Board, members of senior management and independent advisors recommended by the Chair or the President attend Board meetings or portions thereof for the purpose of participating in discussions thereby providing certain expertise and/or insight into items that may be open for discussion. The Corporate Secretary attends all Board meetings except where there is a specific reason for the Corporate Secretary to be excluded.
Materials for the review, discussion, and/or action of the Board are, to the extent practicable, to be distributed sufficiently in advance of meetings, thereby allowing time for review prior to the meeting. It is recognized that in certain circumstances written materials may not be available in advance of the meeting.
Immediately following the termination of each Board meeting, the Independent Directors shall meet in executive session without the presence of management to discuss whatever topics they believe are appropriate. These meetings will be chaired by the Lead Independent Director. Additional executive sessions may be scheduled from time to time as determined by a majority of the Independent Directors in consultation with the Chair of the Board and the Lead Independent Director.
Board Committees
The Board has established five (5) standing committees to assist the Board in fulfilling its mandate:
1.Audit Committee;
2.Compensation Committee;
3.Nominating, Governance and Risk Committee;
4.Reserves Committee; and
5.Health, Safety, Asset Integrity and Environmental Committee.
The purpose and responsibilities for each of these committees are outlined in committee charters adopted by the Board.
The Audit Committee, the Compensation Committee and the Nominating, Governance and Risk Committee shall each be comprised entirely of Independent Directors. The Reserves Committee and the Health, Safety, Asset Integrity and Environmental Committee shall be comprised of a majority of Independent Directors. The Chair of each of the Reserves Committee and the Health, Safety, Asset Integrity and Environmental Committee shall be an Independent Director.
Appointment of directors to standing committees shall be the responsibility of the Board, having received the recommendation of the Nominating, Governance and Risk Committee, based upon consultations with the members of the Board and the Chair.
The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.
The Chair of each committee will determine the agenda, frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter.
Board Evaluation
The Nominating, Governance and Risk Committee will sponsor an annual self-assessment of the Board’s performance, Directors’ performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. In preparing these assessments, the Nominating, Governance and Risk Committee, circulates to each Director a questionnaire through which each Director can provide input. The Nominating, Governance and Risk Committee will also utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for appointment to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.
Director Compensation
Senior management of the Corporation shall report annually to the Nominating, Governance and Risk Committee at the last regularly scheduled Committee meeting in a calendar year on the status of the Corporation’s Directors’ compensation practices in relation to the other companies of comparable size and within the industry. The Corporation believes in a mix of both cash and stock based compensation. The Nominating, Governance and Risk Committee will recommend any changes in Director compensation to the Board for approval.
Director’s fees are the only compensation an Audit Committee member may receive from the Corporation.

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Share Ownership
Directors are required to acquire and hold Common Shares of the Corporation equal to a minimum aggregate market value of three times the annual retainer fee paid to directors within five (5) years from the date of their appointment as a director of the Corporation. Directors are required to confirm annually for the Corporation’s Information Circular their share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.
The Board has also established share ownership guidelines for officers of the Corporation, which must be achieved within three (3) years of their appointment. Share ownership guidelines are based on a multiple of base salary; for the Executive Chair, President, any Chief Operating Officer and the Chief Financial Officer and Senior Vice-President, Finance, four (4) times base salary; for any Executive Vice-Presidents and Senior Vice-Presidents, two (2) times base salary; and for all other officers, one (1) time base salary. Where the Executive Chair takes a nominal salary, the share ownership threshold applied to that individual is four (4) times the President's base salary. The details of these requirements can be found on page 23.
Evaluation of Senior Management
Senior management is responsible for the day to day operation of the Corporation. Operations are to be conducted in a manner, which reflects the standards established by the Board, and with the goal of implementing and fulfilling the policies, strategies and goals established by the Board. The Board shall determine the specific or general terms and levels of authority for senior management as it may consider advisable from time to time.
The Corporation does not have a CEO designation. This role is delegated by the Board to the senior management of the Corporation including the Executive Chair, and the President. The Board establishes annual corporate objectives which senior management is responsible for meeting and assesses senior management’s performance annually. This evaluation is based upon objective criteria previously authorized by the Board including consideration of the performance of the business of the Corporation, accomplishment of short and long‑term strategic objectives, material business accomplishments and development of management. The evaluation is used by the Compensation Committee, as part of a formal process of considering compensation of senior management with reference to the performance in meeting the corporate objectives.
The President reports to the Compensation Committee annually with respect to senior management succession issues and the status of the Corporation’s ongoing program for management development. The Corporation encourages the advancement of women within the organization and recognizes that it is in the best interests of the Corporation in having a management team that is diverse in background and experience and can bring a broad perspective to the decision making process. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to the same continuing education and career development opportunities offered through the Corporation. Appointments by the Board to the executive level are determined on merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming.
Director Access to Management, Employees and Advisors
Each Director may consult with any manager or employee of the Corporation or with any independent advisor to the Corporation at any time.
In appropriate circumstances, the committees of the Board are authorized to engage independent advisors as may be necessary in the circumstances.
In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances on the approval of the Lead Independent Director, or where the Lead Independent Director is seeking to engage outside advisors, the Executive Chair.
Public Communications
Management speaks for the Corporation and is responsible for communications with the shareholders, press, analysts, regulators, and other constituencies. From time to time members of the Board may be requested to communicate with one or more of those constituencies. It is anticipated that such communication will be coordinated with the Corporation’s Management Committee.
Communication with the Board
The Chair speaks on behalf of the Board. However, any shareholder or interested party who wishes to communicate directly with the Board, the Lead Independent Director or any specific director may do so by directing any correspondence to their attention, as applicable, using the following address:
c/o Corporate Secretary
Canadian Natural Resources Limited
2100, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8

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The Corporate Secretary will forward the communication to the director to whom it is addressed and, depending on the subject matter, refer the inquiry to the appropriate corporate department, the Lead Independent Director or the Board Chair. In addition, if it is a matter that does not appear to require direct attention by the Board or an individual director, the correspondence may be directed to the appropriate corporate department. All correspondence will be reviewed and addressed through a direct response or, if more appropriate, through specific shareholder engagement sessions. Finally, the Corporate Secretary may determine that correspondence that is primarily commercial in nature or that relates to an improper or irrelevant topic should not be forwarded.
Code of Integrity, Business Ethics and Conduct
The Nominating, Governance and Risk Committee will periodically assess the Corporation’s Code of Integrity, Business Ethics and Conduct policies to ensure it addresses appropriate topics and complies with the appropriate regulatory bodies’ regulations and recommend any appropriate changes to the Board for approval. The Board must approve any waiver of the Code for any member of senior management or Directors. Any waiver must be disclosed in accordance with relevant regulatory requirements.
Modifications to Corporate Governance Guidelines
The Nominating, Governance and Risk Committee will annually review these Corporate Governance Guidelines and recommend any appropriate changes to the Board for approval.

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